THOMPSON   ATLANTA         CINCINNATI          COLUMBUS             NEW YORK

         HINE                   BRUSSELS           CLEVELAND        DAYTON                     WASHINGTON, D.C.

February 14, 2008

Patsy W. Mengiste, Senior Accountant

Via Electronic Filing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:  Dunham Funds (the "Trust")

File Numbers:  333-147999; 811-22153

Dunham Corporate/Government Bond Fund

Dunham High-Yield Bond Fund

Dunham Appreciation & Income Fund

Dunham Large Cap Value Fund

Dunham Real Estate Stock Fund

Dunham International Stock Fund

Dunham Small Cap Value Fund

Dunham Large Cap Growth Fund

Dunham Small Cap Growth Fund

Dunham Emerging Markets Stock Fund

Dear Ms. Mengiste:

On December 11, 2007, the Trust filed a Registration Statement on Form N-1A.  The Trust received written comments by a letter dated January 10, 2008.  The staff comments and the Trust’s response to each comment is provided below.  All changes made in response to the comments will be included in the pre-effective amendment.

Comment 1

Predecessor Trust (All Funds). The Funds disclose that, "On February ____ 2008, the Trust completed a tax-free reorganization with the AdvisorOne Funds (the "Predecessor Trust")..." The information about the Predecessor Trust and the Funds' merger is presented as though the merger will be consummated prior to the effectiveness of the Funds' registration statement. There is also disclosure that indicates the Financial Highlights and the Financial Statements of the Predecessor Trust will be included in the Funds' registration statement. Please provide the staff with an analysis of the appropriateness of including such information in the Funds registration prior to the completion of the merger.

Response

The merger will not be completed prior to the effectiveness of the Funds’ Registration Statement.  We anticipate that the Registration Statement will be effective on or about February 22, 2008, and the reorganization complete on or about March 3, 2008.  The Definitive Proxy Statement has been filed and Proxies mailed to shareholders.  The financial statements and highlights will be added to the Registration Statement by the Post-Effective filed on the closing date.

Comment 2

Prior Performance Results for the Predecessor Trust (All Funds). Each Fund provides prior performance information based on the performance of a Predecessor Fund. Please modify the performance information to make it clear that the performance information relates to the Predecessor Funds and that it is not the performance of any of the Funds, In addition, please clarify the "commencement date" disclosure to indicate that such dates pertain to the Predecessor Funds.  Finally, please provide a supplemental analysis of the prior performance information and the no action letter each Fund is relying as the basis for including the prior performance information.

Response

As requested, the performance information has been modified to make it clear that the performance information relates to the Predecessor Funds and that the commencement date relates to the Predecessor Funds.  The Funds are not relying on a no-action letter for including the prior performance information because no such reliance is necessary.  The Funds are not new funds; they are a continuation through a tax-free reorganization of existing funds.

Comment 3

Lowest Acceptable Rating (All Funds). The Funds disclose that their investment policies are unconstrained by debt ratings. Please disclose the lowest acceptable rating in which each Fund may invest and the risks of investing in such securities.

Response

Disclosure relating to the lowest acceptable credit rating in which the Funds may invest has been added to the principal strategy section for the Corporate/Government Bond Fund and the High-Yield Bond Fund.  The Appreciation & Income Fund disclosure stated that the Fund will not invest below C-rated bonds and therefore no additional disclosure was required.  Other funds do not invest primarily in bonds.

Comment 4

Investment in Foreign Government Issuers (Corporate/Government Bond Fund). The Fund discloses that it may invest in foreign government and foreign corporate bonds. If the Fund will invest a significant portion of its assets in a single foreign governmental issuer, please modify the Fund's investment policies to identify the issuer(s). In addition, please amend the Fund's concentration policy to reflect this fact and add the appropriate risk disclosure. Please disclose also whether the fund's investments in foreign government and corporate bonds are included within the fund's 80% policy.

Response

There is no present intention that the Fund will invest a significant portion of its assets in a single foreign governmental issuer, and is not permitted to invest over 25% in any one issuer.  Therefore, the Fund’s concentration policy was not amended.  The disclosure regarding the Fund’s 80% investment policy has been revised to clarify that foreign issuers are included in the 80% calculation.

Comment 5

Investment Technique Limitations (All Funds).  For each Fund that may engage in Credit Default Swaps, synthetic security, basket arrangement (basket of warrants or options that produce the economic characteristics similar to a convertible security), short sales, currencies of emerging countries, interests in trusts, partnerships, joint ventures, or other special classes of shares that restrict ownership, please disclose the percentage of each Fund’s assets that will be committed to these investment techniques and state whether such instruments are liquid.

Response

The Principal Strategy section for the Corporate/Government Fund limits investment in swaps to 20%.  The disclosure related to synthetic investments by the Appreciation & Income Fund has been revised to disclose that such investments are unlimited.  Short sales are not a principal strategy of any Fund; therefore, additional disclosure is not warranted.  The Funds do not invest in currencies, only securities denominated in foreign currencies.  The Emerging Markets Fund’s disclosure related to restricted shares has been revised to clarify that such investments are without limitation.  None of these investments pose specific liquidity risks and therefore additional disclosure is not warranted.

Comment 6

Defensive or Tactical Investments (All Funds). For each Fund that may invest for defensive or "tactical purposes," please explain the term "tactical."

Response

The term “tactical” has been deleted.

Comment 7

Fund's Name and its Investment Policy (High-Yield Bond Fund). The Fund discloses that under normal market conditions, it will invest at least 80% of its net assets in debt securities, preferred stocks, and convertible securities rated below investment grade. Please modify the Fund's investment policy to exclude preferred stocks from its 80% policy.

Response

The Fund’s investment policy has been revised to exclude preferred stocks from its 80% policy.

Comment 8

Fund's Name and its Investment Policy (Corporate/Government Bond Fund). Please recast the fund's 80% policy from "fixed-income instruments" to "bonds" to better reflect the fund's name, In addition, please recast the third paragraph of this fund's investment strategies into plain English.

Response

The Corporate/Government Bond Fund 80% policy has been revised from “fixed income instruments” to “bonds.”  In addition, the third paragraph has been revised, as requested, to describe the strategy in plain English.

Comment 9

U.S. Government Agency Securities Issuers (Corporate/Government Bond Fund). The Fund discloses that it considers "certificates issued by financial institutions or broker-dealers representing so-called 'stripped' U.S. government securities" and "securities issued by or on behalf of any state of the United States, a political subdivision agency or instrumentality of such state, or certain other qualifying issuers * * * the interest on which is exempt from federal income tax" as U.S. Government Agency Securities. Please remove these securities from inclusion in the definition of U.S. government agency securities.

Response

As requested, a new heading titled “U.S. Government Related Securities” has been added to the paragraph to distinguish U.S. Government Agency securities from these related securities.

Comment 10

Principal Investment Strategies (Large Cap Value Fund, Real Estate Stock Fund, International Stock Fund, and Large Cap Growth Fund). Please tie the Fund's investment strategies more explicitly to the Fund's objective of achieving total return from both capital appreciation and dividends.

Response

To tie to the Fund’s investment strategies more explicitly to the Fund’s objective, disclosure has been added to the Principal Investment Strategy section, which explains that the Sub-Adviser focuses on investments that generally provide income and also have potential for long-term capital appreciation.

Comment 11

Real Estate Industry Issuers (Real Estate Stock Fund). The Fund discloses that under normal market conditions, it invests at least 80% of its net assets in equity securities of companies principally engaged in the U.S. real estate industry. Please disclose the Fund's standard for selecting issuers principally engaged in the U.S. real estate industry (e.g., asset and/or income test). In addition, please explain what securities are considered "equity securities" as the Fund apparently contemplates investing in mortgage and hybrid REITs.

Response

Disclosure has been added to the Principal Investment Strategy section to explain that a company is principally engaged in the U.S. real estate industry if at least 50% of the company’s revenues or 50% of the market value of the company’s assets are related to the ownership, construction, management or sale of U.S. real estate. In addition, the disclosure has been revised to clarify that equity securities include all types of REITs because the Fund’s investment in the REIT will be an equity position (regardless of whether the REIT itself is a mortgage or equity REIT).

Comment 12

Outperforming a "Passive Strategy" (Real Estate Stock Fund). The Fund discloses that, "under general supervision of the Adviser, the Sub-Adviser, via an actively managed, concentrated portfolio generally consisting of approximately 35 to 50 securities, seeks to outperform a passive strategy using in-house knowledge and research of developing real estate market trends. Please identify the nature of this "passive strategy."

Response

The reference to "passive strategy" has been changed to "other real estate funds. "

Comment 13

Name and Investment Policy (International Stock Fund). The Fund discloses that under normal market conditions, it will invest at least 80% of its net assets in securities of non-U.S. companies that may include companies located or operating in established or emerging countries. The Fund also discloses that the Sub-Adviser has the discretion to purchase other securities of publicly held U.S. and foreign corporations, such as preferred stocks or bonds, as well as U.S. government securities, money market funds, certificates of deposit, other short-term debt instruments and investments of a similar nature, if it believes they meet the Fund's investment objective. Please clarify the Fund's 80% policy to make it clear that investment in "securities" is limited to "stock" securities.

Response

As requested, the Fund’s 80% has been revised to state that the Fund invests 80% in "stock" rather than "securities. "

Comment 14

Investment objective of Total Return from Capital Appreciation (Small Cap Value Fund and Small Cap Growth Fund). Each Fund discloses that its investment objective is to maximize total return from capital appreciation. Please define total return and identify the investment strategies the Funds will implement to provide the income component of the total return investment objectives.

Response

As requested, the principal investment strategy section for the Small Cap Value Fund and the Small Cap Growth Fund has been revised to provide a definition of total return and identify the strategies to provide the income component of the total return investment objective.

Comment 15

"Definition of Emerging Markets" (Emerging Markets Stock Fund). The Fund discloses that it seeks to achieve its investment objective by investing in international emerging market equity securities traded on foreign stock exchanges. Please define the Fund's policy for "emerging markets" issuers.

Response

The Principal Investment Strategy section for the Emerging Market Stock Fund has been revised to clarify the meaning of “Emerging Market.”

Comment 16

Risk Summary Chart ...Level of risk Exposure for the Different Funds (All Funds). A risk summary chart provides the principal risks for all the Funds. However, there is no way to distinguish the level of risk exposure for the different Funds based on their respective investment policies and practices. Please modify the disclosure accordingly. In addition, please consider moving the risk disclosure so that it follows each Fund's strategy disclosure.

Response

Form N-1A requires that the Prospectus identify principal risks.  The Funds are not required to make any further distinctions.  The chart clearly indicates, in plain English, that each risk is a principal risk, and the Trust does not believe that it is necessary or appropriate to revise the disclosure.

Comment 17

Fee Table --Estimating Operating Expenses (All Funds).  The disclosure states that, “in the Example, expenses are based on Fund expenses as of the fiscal period ended [___________].  Management fees are based on arrangements approved by shareholders on [______________].  Please modify the Fee Table information to reflect the fee structure that will be in effect for each Fund.

Response

Information in the fee table does reflect the fee structure that will be in effect for each Fund.  Because there will be no changes in the fee structure compared to the Predecessor Funds, the information in the fee table is representative of the Predecessor Fund’s last fiscal year.

Comment 18

Fee Table - Management Fees (All Funds). Please replace the range of expenses disclosed as "Management Fees" with expense information using the current fees as if they had been in effect during the previous fiscal year," Please disclose in a footnote a description of the benchmark and the performance measurement period, a brief description of the fund's performance relative to the benchmark during the financial reporting period and the impact to the advisory fee of that performance, and the range of the advisory fee in basis points as well as a brief description of the null zone where no adjustment to the base fee is made.

Response

The fee table has been revised as requested.

Comment 19

Fee Table - Distribution Fees (All Funds).  Please revise the caption in the Annual Fund Operating Expenses section of the fee table to state "Distribution and Service (12b-1) Fees."

Response

The caption in the fee table related to 12b-1 fees has been revised as requested.

Comment 20

Fee Table -- Short Sales Costs (All Funds). Please add footnote disclosure to the Fee Table to indicate that short sales costs will be reflected in "Other Expenses."

Response

A footnote has been added to the fee table to indicate that short sale costs include dividend expenses related to short sales.

Comment 21

Fee Table — Footnotes (All Funds). Please move all fee table footnotes so that they appear after the Example.

Response

Footnotes have been relocated as requested.

Comment 22

Change in the Sub-advisor Fees without Shareholders Approval (All Funds). The disclosure states that, "the Funds have an Order that permits the Adviser, subject to the approval of the Board of Trustees, to replace Sub-Advisers or amend sub-advisory agreements, including fees, without shareholder approval whenever the Adviser and the Trustees believe such action will benefit a Fund and its shareholders." Please make clear the circumstances and conditions when the Adviser will be permitted to make changes to the fee structures. In addition, please explain supplementally the basis for these Funds' reliance upon the exemptive order issued to the Funds' predecessor trust.

Response

The disclosure has been revised to clarify the circumstances and conditions when the Adviser is permitted to make a change to the fee structure.  The Funds are permitted to rely on the exemptive order because the exemptive order was granted to not only the Predecessor Funds, but any "future series of the Trust and any other existing or future registered opened-end investment company or series thereof that: (a) are advised by the Manager; (b) use the management structure described in the application; and (c) comply with the terms and conditions of the application.”  The clear language of the exemptive order indicates that future series advised by Dunham, regardless of whether the series is part of the predecessor Trust, are entitled to rely on the exemptive order.  This was confirmed by Janet Grossnickles, a Branch Chief with the Commission, prior to filing the Registration Statement.

Comment 23

Portfolio Managers (All Funds). Please modify the disclosure for each portfolio manger to provide a clear and concise discussion of his/her experiences for the last five years.

Response

The description of the Portfolio Managers has been revised to provide a clear, concise discussion of their experience.

Comment 24

Fair Valuing of Small Cap and Junk Bond Securities (All Funds). Please add a brief description of the fair valuation procedures for the small cap and junk bond securities.

Response

Additional disclosure regarding fair value pricing of small cap and junk bond securities has been added to the Prospectus.

Comment 25

Borrowing (All Funds). Please explain supplementally the appropriateness of the Funds' fundamental policy permitting it to borrow for investment purposes up to 33-1/3% of the value of its total assets and additionally, to borrow another 5% of its total assets for temporary or emergency purposes.

Response

The disclosure is ambiguous; however, the intent of the disclosure is that each fund may borrow up to one-third of its assets.  Subject to that one-third limitation, up to 5% may be borrowed from a broker for temporary or emergency purposes.  Any borrowings in excess of 5% must be from a bank as required by the Investment Company Act.

Comment 26

Diversification (Real Estate Stock Fund).  Please include the Fund's diversification policy, where appropriate. If the Fund will operate as a non-diversified fund, please disclose this fact as a principal risk in the Prospectus.

Response

The Statement of Additional Information has been revised to clarify the Real Estate Stock Fund’s diversification policy.  No additional disclosure is necessary in the Prospectus because the Fund’s status as a non-diversified Fund is clearly described in the Prospectus.

Comment 27

Diversification (Large Cap Growth Fund). The risk chart found in the prospectus states that the Large Cap Growth Fund faces the risks of being non-diversified, but the fundamental diversification policy for the Funds excepts only the Real Estate Stock Fund. Please reconcile these disclosures.

Response

The only non-diversified Fund is the Real Estate Stock Fund.  The typographical error in the Risk Chart has been corrected.

Comment 28

Concentration (Real Estate Stock Fund). The disclosure states that the concentration policy does not apply to the Real Estate Fund. Pursuant to Section 13 of the 1940 Act, please include a concentration policy for the Fund under its fundamental investment limitations. In addition, please modify the Funds' concentration policy to state that a fund will not invest 25% or mote of the value of its total assets in any one industry or group of industries.

Response

The Funds’ concentration policy has been revised as requested.

Comment 29

Restricted Securities.  The disclosure states that the Funds may invest in securities which are "considered to be liquid." Please revise this disclosure to state that the Funds may invest in securities which are considered to be liquid by the Board.

Response

The disclosure has been revised as requested to clarify that liquidity determinations are subject to policies set by the Board of Trustees and reviewed by the Board.

Comment 30

High Turnover Rates (All Funds). The disclosure states that some Funds may engage in a high level of trading in seeking to achieve their investment objectives.  For each Fund that intends to engage in a high level of portfolio turnover rate, please add appropriate risk disclosure in the Prospectus.

Response

No revisions are needed to the Prospectus because the current version of the Prospectus includes disclosure regarding turnover rate.

The Registrant will file a Pre-Effective Amendment, and request acceleration at the time of filing the Amendment.  Please call me if you have further comments.

Very truly yours,

/s/ JoAnn M. Strasser

JoAnn M. Strasser

Prospectus

[                   ]

The Dunham Funds – Class C Shares

Dunham Corporate/Government Bond Fund

[DCCGX]

Dunham High-Yield Bond Fund

[DCHYX]

Dunham Appreciation & Income Fund

[DCAIX]

Dunham Large Cap Value Fund

[DCLVX]

Dunham Real Estate Stock Fund

[DCREX]

Dunham International Stock Fund

[DCINX]

Dunham Small Cap Value Fund

[DCSVX]

Dunham Large Cap Growth Fund

[DCLGX]

Dunham Small Cap Growth Fund

[DCDGX]

Dunham Emerging Markets Stock Fund

[DCEMX]

Investment Adviser:

Dunham & Associates Investment Counsel, Inc.

P.O. Box 910309

San Diego, California 92191

1-800-442-4358

The Securities and Exchange Commission (the “SEC”) has not approved or disapproved any of the above listed Funds. The Securities and Exchange Commission also has not determined whether this Prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Table of Contents

                                     The Dunham Funds Prospectus,  [           ]                                        Page

Overview
The Adviser
The Funds – Investment Objective/ Principal Investment Strategies/Performance of the Fund
Dunham Corporate/Government Bond Fund
Dunham High-Yield Bond Fund
Dunham Appreciation & Income Fund
Dunham Large Cap Value Fund
Dunham Real Estate Stock Fund
Dunham International Stock Fund
Dunham Small Cap Value Fund
Dunham Large Cap Growth Fund
Dunham Small Cap Growth Fund
Dunham Emerging Markets Stock Fund
Principal Risks of Investment
Portfolio Holdings
Fees and Expenses
Example
Management of the Funds
Investment Adviser
Sub-Advisers
Portfolio Managers
Valuation of Fund Shares
Frequent Purchases and Redemptions of Fund Shares
Your Account
Types of Account Ownership
Tax-Deferred Accounts
Purchasing Fund Shares
Receipt of Orders
Minimum Investments
Methods of Buying
Redemption of Shares
Methods of Redemption
Payment of Redemption Proceeds
Medallion Signature Guarantees
Corporate, Trust and Other Accounts
General Transaction Policies
Exchanging Shares
Exchange Privilege
Limitations on Exchanges
Anti-Money Laundering and Customer Identification Programs
Distribution of Fund Shares
Distributor
Plan of Distribution
Distributions
Federal Tax Considerations
Taxes on Distributions
Taxes on Sales or Exchanges
Avoid “Buying a Dividend”
Backup Withholding
Financial Highlights
Privacy Policy	Inside Back Cover
For More Information	Back Cover
Statement of Additional Information	Back Cover
Annual and Semi-Annual Report	Back Cover

Overview

This Prospectus describes the investment objectives, principal investment strategies and principal risks of the Dunham Corporate/Government Bond Fund, Dunham High-Yield Bond Fund, Dunham Appreciation & Income Fund, Dunham Large Cap Value Fund, Dunham Real Estate Stock Fund, Dunham International Stock Fund, Dunham Small Cap Value Fund, Dunham Large Cap Growth Fund, Dunham Small Cap Growth Fund  and Dunham Emerging Markets Stock Fund (collectively, the “Funds” and each, a “Fund”).  These ten Funds each form a separate series of Dunham Funds (the “Trust”).  Each Fund offers three classes of shares, Class A shares, Class C shares and Class N shares.  This prospectus relates only to the Funds’ Class C shares.  Some of the Funds may be considered non-diversified for purposes of federal mutual fund regulation, which means that they may invest in a smaller number of companies than diversified funds.  All of the Funds will, however, meet the diversification requirements for mutual funds under the federal tax laws.  You may find the following definitions useful as you read the description of each Fund.

On March ___, 2008, the Trust completed a tax-free reorganization with the AdvisorOne Funds (the "Predecessor Trust").  Prior to the reorganization, each Fund was a series of the Predecessor Trust (the "Predecessor Funds").  Information in the Prospectus, including performance, includes information of the Predecessor Funds because each Fund is the successor to the corresponding Predecessor Fund.

This Prospectus does not constitute an offer to sell Fund shares in any state or jurisdiction in which the Fund is not authorized to conduct business.  No sales representative, dealer or other person is authorized to give any information or make any representations other than those contained in this Prospectus or in the Statement of Additional Information.

DEFINITIONS:

Investment Objective - A Fund’s investment objective is its ultimate, overriding goal.  It is the way in which the Fund defines itself amongst all other Funds.  There is a wide range of potential investment objectives.  There can be no assurance that any Fund will attain its investment objective.  You should think carefully about whether a Fund’s investment objective is consistent with your own objective for the money that you are contemplating investing in that Fund.  If it is not consistent with your objectives, you should consider another Fund.

Principal Investment Strategy - A Fund’s principal investment strategy is the primary means by which the investment adviser to the Fund seeks to attain its investment objective.  A strategy may, among other things, take the form of an undertaking on the part of the investment adviser to the Fund to invest primarily in certain types of securities such as stocks, bonds, or money market instruments, or to concentrate investments in a particular industry (e.g. technology, healthcare, energy) or group of industries.  Your financial consultant can assist you in understanding these strategies.

Principal Risks - The principal risks of a Fund are those potential occurrences that, in the judgment of the Fund’s investment adviser, have the greatest likelihood of disrupting, interfering with, or preventing the Fund from attaining its investment objective.  Your financial consultant can assist you in understanding these risks.

The Adviser

Each Fund has its own distinct investment objective, strategies and risks.  The Funds’ investment adviser, Dunham & Associates Investment Counsel, Inc. (the “Adviser”), under the supervision of the Board of Trustees, is responsible for constructing and monitoring the investment objective and principal investment strategies of each Fund.  Each Fund invests within a specific segment (or portion) of the capital markets and invests in a wide variety of securities consistent with the Fund’s investment objective and style.  The potential risks and returns of a Fund vary with the degree to which the Fund invests in a particular market segment and/or asset class.

The Adviser believes that it is possible to enhance shareholder value by using one or more sub-advisory firms to manage various portions of the assets of a Fund, rather than simply employing a single firm to manage the assets of all Funds.  This approach is designed to reduce the management risk inherent in individual security selection and to achieve lower volatility by combining the skills of Sub-Advisers with complementary investment approaches.  This is particularly important for the non-diversified Funds, which incur greater issuer risk as they invest in fewer securities than diversified Funds.  The Adviser intends to manage the Funds by selecting one Sub-Adviser to manage distinct segments of a market or asset class for each Fund based upon the Adviser’s evaluation of the Sub-Adviser’s expertise and performance in managing the appropriate asset class.  The Adviser monitors each Sub-Adviser for adherence to the respective Fund’s specific investment objective, policies and strategies.  On September 26, 2006, the SEC issued an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) granting exemptive relief to the Predecessor Trust and the Adviser from Section 15(a) of the Act and Rule 18f-2 under the Act.  Such exemptive relief allows the Adviser, with prior Board approval, to enter into and/or materially amend sub-advisory agreements without obtaining shareholder approval.

THE FUNDS

Dunham Corporate/Government Bond Fund

INVESTMENT OBJECTIVE

The investment objective of the Dunham Corporate/Government Bond Fund is to seek current income and capital appreciation.  The Fund seeks to achieve its investment objective by making capital investments primarily in Treasuries, agencies, mortgage-backed securities, asset-backed securities and corporate fixed-income instruments.  The Fund’s investment objective is a non-fundamental policy and may be changed upon 60 days written notice to shareholders.

PRINCIPAL INVESTMENT STRATEGIES

The Dunham Corporate/Government Bond Fund invests primarily in fixed-income instruments such as U.S. and foreign government bonds, corporate bonds, high yield bonds, Collateralized Mortgage Obligations, index bonds, and asset-backed securities, as well as Eurodollars, unconstrained by debt ratings.  The Sub-Adviser also may invest up to 20% of the Fund’s net assets in derivatives, including credit default swaps and financial futures. Financial Futures include treasury note futures, bond futures, and Eurodollar futures. While the Sub-Adviser may invest up to 40% of the Fund’s net assets in below investment grade bonds (rated from BB to CCC by S&P or comparably rated by another NRSRO) also known as “high-yield” or “junk bonds,” the Fund intends to maintain an average portfolio credit quality of investment grade.

Under general supervision of the Adviser, the Sub-Adviser actively manages the portfolio and structures asset allocation along an intermediate-term horizon, generally with an average duration of 3 ½ to 6 years.  The portfolio’s allocation to government, agency and mortgage-backed securities will generally range between 0% and 80%.  The portfolio’s allocation to corporate securities will generally range between 0% and 80%.  Allocation methods are based on historical patterns of risk and return and their management disciplines are biased toward defensive strategies that control downside risk while targeting superior long-term investment results.

Value is added through disciplined interest rate anticipation, sector rotation, issuer selection and trading opportunities.

•

Interest rate anticipation is an investment process where the Sub-Adviser seeks to increase returns by moving between long-term and short-term bonds based on a forecast of interest rates ..  Sector rotation is an investment process where the Sub-Adviser seeks to increase returns by switching from one sector to another, based on the Sub-Adviser’s view of which sectors will outperform other sectors ..  Returns are enhanced by inclusion of the non-investment grade and/or non-U.S. securities when the Sub-Adviser believes these types of securities are undervalued relative to other investment opportunities.

•

Issuers are selected for purchase or sale based on both internal research and analysis of published data.   Issues selected are those that are undervalued relative to their sector and the market.

•

Value is also added through trading opportunities created by supply-demand imbalances and through execution.

The Fund invests in securities generally having the following characteristics:

•

U.S. Government Securities - High-quality debt securities that are direct obligations of the U.S. government, such as Treasury bills, notes and bonds, as distinguished from U.S. government agency securities. These securities are backed by the full faith and credit of the United States as to the timely repayment of principal and interest.

•

U.S. Government Agency Securities - High-quality debt securities issued by U.S. government sponsored-entities and federally related institutions, such as the Federal National Mortgage Association and the Federal Farm Credit Bank. These securities are not direct obligations of the U.S. government and are supported only by the credit of the entity that issues them.

•

U ..S. Government Related Securities - The portfolio also may include government-related securities and certificates issued by financial institutions or broker-dealers representing so-called “stripped” U.S. government securities, securities issued by or on behalf of any state of the United States, a political subdivision agency or instrumentality of such state, or certain other qualifying issuers (such as municipalities and issuers located in Puerto Rico, the U.S. Virgin Islands or Guam), the interest on which is exempt from federal income tax.

•

Mortgage-Backed Securities - Securities backed by residential or commercial mortgages, including pass-through and collateralized mortgage obligations.  Mortgage securities may be issued by the U.S. government or by private entities.  For example, the Fund may invest in pools of mortgage loans, which are supported by (i) the full faith and credit of the U.S. Treasury through instrumentalities such as Government National Mortgage Association (GNMA), (ii) the right of the issuer to borrow money from the U.S. Treasury such as the Federal National Mortgage Association (FNMA), (iii) only by the credit of the instrumentality issuing the obligation such as the Federal Home Loan Mortgage Corporation (FHLMC).

•

Investment-Grade Corporate Bonds - Debt securities of industrial, utility, banking and other financial institutions that are rated at or above investment grade.  These securities are backed by the full faith and credit of the corporation issuing the fixed-income instrument as to the timely repayment of principal and interest.

•

Lower-Rated (Junk) Bonds - Debt securities of industrial, utility, banking and other financial institutions that are rated below investment grade (BB/Ba or lower).  These securities are backed by the full faith and credit of the corporation issuing the fixed-income instrument as to the timely repayment of principal and interest.   Lower-rated bonds have a higher risk of default, tend to be less liquid, and may be difficult to value.  Changes in interest rates may adversely affect the market value of lower-rated bonds.  Bonds in the lowest categories are likely to default unless business, financial or economic conditions improve.

•

Zero Coupon Securities - Debt securities that make no periodic interest payments but are sold at a deep discount from their face value. The bondholder does not receive interest payments, only the full face value at redemption on the specified maturity date. The owner of a zero-coupon bond owes income taxes on the interest that has accrued each year, even though the bondholder does not receive payment until maturity. Often these are stripped securities, which are offered as separate income or principal components of a debt instrument.

•

When-Issued and Forward Commitment Transactions - Purchases or sales of particular securities with payment and delivery taking place at a future date (perhaps one or two months later). When-issued and forward commitment transactions involve the risk that the price or yield obtained in a transaction may be less favorable than the price or yield available in the market when the transaction takes place.

•

Repurchase Agreements - Under a repurchase agreement, the Fund agrees to buy securities guaranteed as to payment of principal and interest by the U.S. government or its agencies from a qualified bank or broker-dealer and then to sell the securities back to the bank or broker-dealer after a short period of time (generally, less than seven days) at a higher price. The bank or broker-dealer must transfer to the Fund’s custodian securities with an initial market value of at least 100% of the dollar amount invested by the Fund in each repurchase agreement.  The Sub-Adviser will monitor the value of such securities daily to determine that the value equals or exceeds the repurchase price.

•

Reverse Repurchase Agreements - Under a reverse repurchase agreement, the Fund agrees to sell a security in its portfolio and then to repurchase the security at an agreed-upon price, date, and interest payment. The Fund will maintain cash or high-grade liquid debt securities with a value equal to the value of its obligation under the agreement, including accrued interest, in a segregated account with its custodian bank.  The securities subject to the reverse repurchase agreement will be marked-to-market daily. Although reverse repurchase agreements are borrowings under the 1940 Act, the Fund does not treat these arrangements as borrowings under its investment restrictions so long as the segregated account is properly maintained.

•

Credit Default Swaps - A specific kind of counterparty agreement that allows the transfer of third party credit risk from one party to the other. One party in the swap is a lender and faces credit risk from a third party, and the counterparty in the credit default swap agrees to insure this risk in exchange for regular periodic payments (essentially an insurance premium). If the third party defaults, the party providing insurance will have to purchase from the insured party the defaulted asset. In turn, the insurer pays the insured the remaining interest on the debt, as well as the principal.  Swaps are considered to be Derivatives, the risks of which are described below under “Derivatives Risk.”

•

Financial Futures - Financial futures are a liquid, low cost way to adjust the interest rate sensitivity of a bond portfolio. Since they are exchange traded, there is no counterparty risk and documentation is minimal. Positions are marked to market daily and collateral is exchanged according to the mark. Futures price movements closely approximate the movements of the underlying treasury securities.  Financial Futures are considered to be Derivatives, the risks of which are described below under “Derivatives Risk.”

•

Derivative Strategies/Risks - When the Sub-Adviser uses financial derivatives, such as financial futures and credit default swaps, an investment in the Fund may be more volatile than investments in other mutual funds.  Although the intention is to use such derivatives to minimize risk to the Fund, as well as for speculative purposes, there is the possibility that derivative strategies will not be used or that improper implementation of derivative strategies or unusual market conditions could result in significant losses to the Fund.

The Sub-Adviser has the discretion to purchase other securities of publicly held corporations, such as preferred stocks or bonds, as well as money market funds, certificates of deposit, other short-term debt instruments and investments of a similar nature, if it believes such investments meet the Fund’s investment objective.

PERFORMANCE OF THE FUND

The bar chart and table below provide some indication of the risks of investing in the Dunham Corporate/Government Bond Fund by showing changes in the performance of Class C Shares of the Dunham Corporate/Government Bond Fund from year to year and by showing how the Fund’s average annual total returns compare with those of a broad measure of market performance. Total returns are calculated assuming reinvestment of all dividends and capital gains distributions, if any. Past performance does not necessarily indicate how the Fund will perform in the future.  Performance prior to March 3, 2008 is the performance of the Predecessor Fund.

Total return for the year ended December 31,

During the period shown in the bar chart, the highest return for a quarter was 3.16% (quarter ended September 30, 2006) and the lowest return for a quarter was -1.04% (quarter ended September 30, 2005).

AVERAGE ANNUAL TOTAL RETURNS (For the period ended December 31, 2007)

	Past 1 Year	Life of Fund*
Dunham Corporate/Government Bond Fund Class C
return before taxes	5.48%	3.02%
return after taxes on distributions (1)	4.17%	1.84%
return after taxes on distributions and sale of Fund shares (1)	3.56%	1.90%
Lehman Brothers Aggregate Bond Index (2)	6.97%	4.47%

(1)

After-tax returns are estimated, and are based on the highest historical individual federal marginal income tax rates, and do not reflect the impact of state and local taxes; actual after-tax returns depend on an individual investor's tax situation and are likely to differ from those shown. If you own shares of the Fund in a tax-deferred account, such as an individual retirement account or a 401(k) plan, this information is not applicable to your investment, because such accounts are only subject to taxes upon distribution. In certain cases, after-tax returns may be higher than the other return figures for the same period.

(2)

The Lehman Brothers Aggregate Bond Index is an unmanaged index, which represents the U.S. investment-grade fixed-rate bond market (including government and corporate securities, mortgage pass-through securities and asset-backed securities).  Index returns assume reinvestment of dividends; unlike the Fund’s returns, however, they do not reflect any fees or expenses. Investors cannot invest directly in an index or benchmark.

*The Predecessor Fund commenced operations on December 10, 2004.

Please refer to the Sections below entitled: “Principal Risks of Investment” and “Fees and Expenses” for important Fund-specific information.

Dunham High-Yield Bond Fund

INVESTMENT OBJECTIVE

The investment objective of the Dunham High-Yield Bond Fund is to provide a high level of current income, with capital appreciation as a secondary goal.  The Fund seeks to achieve its investment objective by investing in lower-rated and unrated, higher-risk corporate bonds.  The Fund’s investment objective is a non-fundamental policy and may be changed upon 60 days written notice to shareholders.

PRINCIPAL INVESTMENT STRATEGIES

The Dunham High-Yield Bond Fund, under normal market conditions, invests at least 80% of its net assets in debt securities, and convertible securities rated below investment grade ( rated from BB to CCC by S&P or comparably rated by another NRSRO), also known as “high-yield” or “junk” bonds, and in unrated debt securities determined by the Sub-Adviser to be of comparable quality.

Through portfolio diversification, credit analysis and attention to current developments and trends in interest rates and economic conditions, the Sub-Adviser will attempt to reduce investment risk, but losses may occur.  The Fund potentially may invest in non-income producing securities, including defaulted securities and common stocks.  The Fund also may invest in stocks of companies in troubled or uncertain financial condition issued by both domestic and foreign issuers.

Investments in lower grade securities are subject to special risks, including greater price volatility and a greater risk of loss of principal and interest.  The Fund is designed for investors willing to assume additional risk in return primarily for the potential for high current income. Investors should carefully assess the risks associated with an investment in the Fund.

For purposes of investing uninvested cash or otherwise for maintaining liquidity in the Fund’s portfolio while maintaining exposure to the high-yield market, the Dunham High Yield Bond Fund may invest in Targeting Return Index Securities (TRAINS) and CDXs of the Dow Jones CDX family of credit derivative indexes, such as the Dow Jones CDX North America High Yield Index, an index of high yield bonds.  This is not a principal investment strategy of the Fund and the Fund’s Sub-Adviser does not anticipate investing, under normal circumstances, more than 5% of the Fund’s net assets in TRAINS and CDXs.  Under extraordinary circumstances or for temporary defensive purposes, the Fund may invest as much as 20% of its net assets in such instruments.

Derivative Strategies.  The Dunham High-Yield Bond Fund may implement from time to time, certain derivative strategies including investments with respect to TRAINS and CDXs to remain fully invested, to maintain liquidity, to increase total return, or for hedging or defensive purposes.  There can be no assurance that such strategies will be implemented, nor if they are, that they will be successful in limiting down side risk or for any other purposes.

The Fund invests in securities generally having the following characteristics:

•

Lower-Rated (Junk) Bonds – Convertible and non-convertible debt securities of industrial, utility, banking and other financial institutions that are rated below investment grade (BB or lower by S&P, or Ba or lower by Moody’s Investor Services, Inc., or that are not rated but are considered by the Sub-Adviser to be of similar quality).  These securities are backed by the full faith and credit of the corporation issuing the fixed-income instrument as to the timely repayment of principal and interest.  Lower-rated bonds have a higher risk of default, tend to be less liquid, and may be difficult to value.  Changes in interest rates may adversely affect the market value of lower-rated bonds.  Bonds in the lowest categories are likely to default unless business, financial or economic conditions improve.

The Fund also may invest in other instruments generally having the following characteristics:

•

U.S. Government Securities - High-quality debt securities that are direct obligations of the U.S. government, such as Treasury bills, notes and bonds, as distinguished from U.S. government agency securities. These securities are backed by the full faith and credit of the United States as to the timely repayment of principal and interest.

•

U.S. Government Agency Securities - High-quality debt securities issued by U.S. government sponsored-entities and federally related institutions, such as the Federal National Mortgage Association and the Federal Farm Credit Bank. These securities are not direct obligations of the U.S. government and are supported only by the credit of the entity that issues them.

•

U.S. Government Related Securities - The portfolio also may include government-related securities and certificates issued by financial institutions or broker-dealers representing so-called “stripped” U.S. government securities, securities issued by or on behalf of any state of the United States, a political subdivision agency or instrumentality of such state, or certain other qualifying issuers (such as municipalities and issuers located in Puerto Rico, the U.S. Virgin Islands or Guam), the interest on which is exempt from federal income tax.

•

Mortgage-Backed Securities - Securities backed by residential or commercial mortgages, including pass-through and collateralized mortgage obligations.  Mortgage securities may be issued by the U.S. government or by private entities.  For example, the Fund may invest in pools of mortgage loans, which are supported by (i) the full faith and credit of the U.S. Treasury through instrumentalities such as Government National Mortgage Association (GNMA), (ii) the right of the issuer to borrow money from the U.S. Treasury such as the Federal National Mortgage Association (FNMA), (iii) only by the credit of the instrumentality issuing the obligation such as the Federal Home Loan Mortgage Corporation (FHLMC).

•

Investment-Grade Corporate Bonds - Debt securities of industrial, utility, banking and other financial institutions that are rated at or above investment grade.  These securities are backed by the full faith and credit of the corporation issuing the fixed-income instrument as to the timely repayment of principal and interest.

•

Zero Coupon Securities - Debt securities that make no periodic interest payments but are sold at a deep discount from their face value. The bondholder does not receive interest payments, only the full face value at redemption on the specified maturity date. The owner of a zero-coupon bond owes income taxes on the interest that has accrued each year, even though the bondholder does not receive payment until maturity. Often these are stripped securities, which are offered as separate income or principal components of a debt instrument.

•

When-Issued and Forward Commitment Transactions - Purchases or sales of particular securities with payment and delivery taking place at a future date (perhaps one or two months later). When-issued and forward commitment transactions involve the risk that the price or yield obtained in a transaction may be less favorable than the price or yield available in the market when the transaction takes place.

•

Repurchase Agreements - Under a repurchase agreement, the Fund agrees to buy securities guaranteed as to payment of principal and interest by the U.S. government or its agencies from a qualified bank or broker-dealer and then to sell the securities back to the bank or broker-dealer after a short period of time (generally, less than seven days) at a higher price. The bank or broker-dealer must transfer to the Fund’s custodian securities with an initial market value of at least 100% of the dollar amount invested by the Fund in each repurchase agreement.  The Adviser or Sub-Adviser will monitor the value of such securities daily to determine that the value equals or exceeds the repurchase price.

•

Reverse Repurchase Agreements - Under a reverse repurchase agreement, the Fund agrees to sell a security in its portfolio and then to repurchase the security at an agreed-upon price, date, and interest payment. The Fund will maintain cash or high-grade liquid debt securities with a value equal to the value of its obligation under the agreement, including accrued interest, in a segregated account with its custodian bank.  The securities subject to the reverse repurchase agreement will be marked-to-market daily. Although reverse repurchase agreements are borrowings under the 1940 Act, the Fund does not treat these arrangements as borrowings under its investment restrictions so long as the segregated account is properly maintained.

•

Derivatives - The Dunham High-Yield Bond Fund may use derivative instruments, including TRAINS and CDXs.  Derivative instruments are financial contracts, the value of which is based on an underlying security, a currency exchange rate, an interest rate or market index.  CDX such as the DJCDX North America High Yield Index is an investment vehicle that offers certain investors a diverse, liquid vehicle for initiating and maintaining exposure to the North American high yield credit market.  DJCDX North America High Yield Index is managed by Dow Jones Indexes and sponsored by JPMorgan and Morgan Stanley.  TRAINS (Targeting Return INdex Securities) Trust Series HY.NA High Yield Portfolio is a privately placed grantor investment trust which invests its assets in 68 equally weighted high yield bonds rated B3/B- or higher.  Derivatives involve special risks, which are discussed below under Principal Risks.

•

Derivatives Risk - When the Sub-Adviser uses financial derivatives such as TRAINS and CDXs, an investment in the Dunham High-Yield Bond Fund may be more volatile than investments in other mutual funds.  Although the intention is to use such derivatives to minimize risk to the Fund, as well as for speculative purposes, there is the possibility that derivative strategies will not be used or that improper implementation of derivative strategies or unusual market conditions could result in significant losses to the Fund. See “Principal Risks of Investment” below, for additional information about derivatives risk.

The Sub-Adviser has the discretion to purchase other securities of publicly held corporations, such as preferred stocks or bonds, as well as money market funds, certificates of deposit, other short-term debt instruments and investments of a similar nature, if it believes such investments meet the Fund’s investment objective.

PERFORMANCE OF THE FUND

The bar chart and table below provide some indication of the risks of investing in the Dunham High-Yield Bond Fund by showing changes in the performance of Class C Shares of the Dunham High-Yield Bond Fund from year to year and by showing how the Fund’s average annual total returns compare with those of a broad measure of market performance. Total returns are calculated assuming reinvestment of all dividends and capital gains distributions, if any. Past performance does not necessarily indicate how the Fund will perform in the future. Performance prior to March 3, 2008 is the performance of the Predecessor Fund.

Total return for the year ended December 31,

During the period shown in the bar chart, the highest return for a quarter was 2.99% (quarter ended December 31, 2006) and the lowest return for a quarter was -0. 67% (quarter ended September 30, 2007).

AVERAGE ANNUAL TOTAL RETURNS (For the period ended December 31, 2007)

	Past 1 Year	Life of Fund*
Dunham High-Yield Bond Fund Class C
return before taxes	1.01%	3.38%
return after taxes on distributions (1)	-1.00%	1.53%
return after taxes on distributions and sale of Fund shares (1)	0.68%	1.82%
Merrill Lynch High Yield Bond Cash Pay Index (2)	2.17%	6.07%

(1)

After-tax returns are estimated, and are based on the highest historical individual federal marginal income tax rates, and do not reflect the impact of state and local taxes; actual after-tax returns depend on an individual investor's tax situation and are likely to differ from those shown. If you own shares of the Fund in a tax-deferred account, such as an individual retirement account or a 401(k) plan, this information is not applicable to your investment, because such accounts are only subject to taxes upon distribution. In certain cases, after-tax returns may be higher than the other return figures for the same period.

(2)

The Merrill Lynch High Yield Bond Cash Pay Index measures the performance of high-yield debt securities with maturities of at least one year and a credit rating below investment grade.  Index returns assume reinvestment of dividends; unlike the Fund’s returns, however, they do not reflect any fees or expenses. Investors cannot invest directly in an index or benchmark.

*The Predecessor Fund commenced operations on July 1, 2005.

Please refer to the Sections below entitled: "Principal Risks of Investment" and "Fees and Expenses" for important Fund-specific information.

Dunham Appreciation & Income Fund

INVESTMENT OBJECTIVE

The investment objective of the Dunham Appreciation & Income Fund is to maximize total return under varying market conditions through both current income and capital appreciation.  The Fund seeks to achieve its investment objective by investing in a diversified portfolio of convertible, equity and fixed-income securities.  The Fund’s investment objective is a non-fundamental policy and may be changed upon 60 days written notice to shareholders.

PRINCIPAL INVESTMENT STRATEGIES

The Dunham Appreciation & Income Fund, under normal market conditions, invests primarily in a diversified portfolio of convertible, equity and fixed-income securities.  The Fund attempts to utilize these different types of securities to strike the appropriate balance between risk and reward in terms of growth and income.

Under general supervision of the Adviser, the Sub-Adviser seeks to balance risk and reward over various market cycles using varying combinations of stocks, bonds and/or convertible securities.  The stock selection process consists of four major steps: credit analysis, equity analysis, convertible analysis and overall portfolio analysis.  Focusing on the main value drivers in the marketplace, most notably, long-term sustainable earning power and cash flow return on capital, the Sub-Adviser strives to create a portfolio with a reasonable risk/reward trade-off.  As market conditions change, portfolio securities may change in an attempt to achieve a relatively consistent risk level over time.  At some points in a market cycle, one security type (i.e. common stocks) may make up a substantial portion of the portfolio, while at other times certain securities may have minimal or no representation, depending on market conditions.  The average term to maturity of the convertible and fixed-income securities purchased by the Fund will typically range from five to ten years.

The Fund invests in securities generally having the following characteristics:

•

Convertible Securities - Convertible securities include debt obligations and preferred stock of the company issuing the security, which may be exchanged for a predetermined price (the conversion price) into the common stock of the issuer.  Convertible securities generally offer lower interest or dividend yields than non-convertible debt securities of similar quality.  Many convertible securities are issued with a “call” feature that allows the issuer of the security to choose when to redeem the security.  If a convertible security held by the Fund is called for redemption, the Fund will be required to redeem the security, convert it into the underlying common stock, or sell it to a third party at a time that may be unfavorable to the Fund.  Conversely, certain convertible debt securities may provide a ‘‘put option,’’ which entitles the Fund to make the issuer redeem the security at a premium over the stated principal amount of the debt security.

•

Equity Securities - Equity securities include exchange-traded and over-the-counter common and preferred stocks, warrants, rights, and depository receipts. An investment in the equity securities of a company represents a proportionate ownership interest in that company. Therefore, the Fund participates in the financial success or failure of any company in which it has an equity interest. Compared with other asset classes, equity investments have a greater potential for gain or loss.

•

Lower-Quality (Junk) Bonds - The Fund may invest without limit in convertible and non-convertible debt securities commonly known as ‘‘junk bonds’’ that are rated BB or lower by S&P, or Ba or lower by Moody’s Investor Services, Inc., or that are not rated but are considered by the Sub-Adviser to be of similar quality. The Fund will not, however, purchase a security rated below C.

      •

Synthetic Convertible Securities - The Fund may also create a “synthetic” convertible security by combining separate securities that possess two principal characteristics of a true convertible security, i.e., fixed-income securities (“fixed-income component”) and the right to acquire equity securities (“convertible component”).  The fixed-income component is achieved by investing in non-convertible, fixed-income securities such as bonds, preferred stocks and money market instruments.  The convertible component is achieved by investing in warrants or options to buy common stock at a certain exercise price, or options on a stock index.  In creating a synthetic security, the Fund may also pool a basket of fixed-income securities and a basket of warrants or options that produce the economic characteristics similar to a convertible security.  Within each basket of fixed-income securities and warrants or options, different companies may issue the fixed-income and convertible components, which may be purchased separately and at different times.

The Fund may also purchase synthetic securities created by other parties, typically investment banks, including convertible structured notes.  Convertible structured notes are fixed-income debentures linked to equity.  Convertible structured notes have the attributes of a convertible security; however, the investment bank that issued the convertible note assumes the credit risk associated with the investment, rather than the issuer of the underlying common stock into which the note is convertible.  Purchasing synthetic convertible securities may offer more flexibility than purchasing a convertible security.  Different companies may issue the fixed-income and convertible components, which may be purchased separately and at different times.  The Fund may invest without limitation in synthetic convertibles, consistent with the Fund’s diversified strategy.

•

Foreign Securities - The Fund may invest up to 25% of its net assets in securities of foreign issuers. The Fund will only invest in foreign securities represented by American Depositary Receipts (ADRs) or securities guaranteed by a U.S. person. ADRs are traded on U.S. exchanges and represent an ownership interest in a foreign security. They are generally issued by a U.S. bank as a substitute for direct ownership of the foreign security. Foreign investing allows the Fund to achieve greater diversification and to take advantage of changes in foreign economies and market conditions.

•

Rule 144A Securities - The Fund may invest a substantial portion of its assets in securities that are not publicly traded, but that are eligible for purchase and sale by certain qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933.

The Sub-Adviser has the discretion to purchase other securities of publicly held corporations, such as preferred stocks, bonds or options, as well as government securities, money market funds, certificates of deposit, other short-term debt instruments and investments of a similar nature, if it believes such investments meet the Fund’s investment objective.

PERFORMANCE OF THE FUND

The bar chart and table below provide some indication of the risks of investing in the Dunham Appreciation & Income Fund by showing changes in the performance of Class C Shares of the Dunham Appreciation & Income Fund from year to year and by showing how the Fund’s average annual total returns compare with those of a broad measure of market performance. Total returns are calculated assuming reinvestment of all dividends and capital gains distributions, if any. Past performance does not necessarily indicate how the Fund will perform in the future. Performance prior to March 3, 2008 is the performance of the Predecessor Fund.

Total return for the year ended December 31,

During the period shown in the bar chart, the highest return for a quarter was 8.10% (quarter ended September 30, 2007) and the lowest return for a quarter was –4.52% (quarter ended March 31, 2005).

AVERAGE ANNUAL TOTAL RETURNS (For the period ended December 31, 2007)

	Past 1 Year	Life of Fund*
Dunham Appreciation & Income Fund Class C
return before taxes	15.00%	9.00%
return after taxes on distributions (1)	13.47%	7.54%
return after taxes on distributions and sale of Fund shares (1)	11.81%	7.56%
Merrill Lynch Convertible ex Mandatory Index (2)	4.13%	5.83%

(1)

After-tax returns are estimated, and are based on the highest historical individual federal marginal income tax rates, and do not reflect the impact of state and local taxes; actual after-tax returns depend on an individual investor's tax situation and are likely to differ from those shown. If you own shares of the Fund in a tax-deferred account, such as an individual retirement account or a 401(k) plan, this information is not applicable to your investment, because such accounts are only subject to taxes upon distribution. In certain cases, after-tax returns may be higher than the other return figures for the same period.

(2)

The Merrill Lynch Convertible ex Mandatory Index measures the performance of convertible securities of all corporate sectors with a par amount of $25 million or more and a maturity of at least one year and excludes preferred equity redemption stocks and converted securities.   Index returns assume reinvestment of dividends; unlike the Fund’s returns, however, they do not reflect any fees or expenses. Investors cannot invest directly in an index or benchmark.

*The Predecessor Fund commenced operations on December 10, 2004.

Please refer to the Sections below entitled: “Principal Risks of Investment” and “Fees and Expenses” for important Fund-specific information.

Dunham Large Cap Value Fund

INVESTMENT OBJECTIVE

The investment objective of the Dunham Large Cap Value Fund is to maximize total return from capital appreciation and dividends.  The Fund seeks to achieve its investment objective by investing in value-oriented, large capitalization common stocks of companies traded on U.S. stock exchanges or in the over-the-counter market.  These companies have market capitalizations within the market capitalization range of the companies in the S&P 500 Index at the time of investment.  As of [                           ], the S&P 500 Index had market capitalizations between $[     ] billion and $[         ] billion.  The Fund’s investment objective is a non-fundamental policy and may be changed upon 60 days written notice to shareholders.

PRINCIPAL INVESTMENT STRATEGIES

The Dunham Large Cap Value Fund, under normal market conditions, invests at least 80% of its net assets in the common stock of large companies.  These companies have market capitalizations within the market capitalization range of the companies in the S&P 500 Index.  Under general supervision of the Adviser, the Sub-Adviser seeks to achieve superior results through successful stock selection and effective management of risk through systematic diversification across multiple economic sectors and major industries.  The Sub-Adviser focuses on large capitalization value stocks believed to be statistically undervalued while exhibiting attractive earnings dynamics.  The Sub-Adviser, through an active bottom-up stock selection process, uses a combination of fundamental, technical and risk assessment models to construct a diversified portfolio generally consisting of approximately 40 to 75 securities.

The Sub-Adviser’s equity philosophy places strong emphasis on value and earnings momentum.  Stock selection emphasizes issues with low price-earnings ratios and improving earnings dynamics, two characteristics that typically indicate significant appreciation potential.  The Sub-Adviser attempts to identify those companies that are undervalued relative to the market but are also demonstrating above-average earnings momentum where the near-term earnings progression will draw attention to the undervaluation.   The Sub-Adviser focuses on investments that generally provide income and also have the potential for long-term capital appreciation.

The Sub-Adviser screens each industry using a combination of fundamental, technical, and risk assessment models. These models are used to determine an accurate valuation of the company and its potential for earnings growth. Risk analysis is highly important in the security selection process.

The Sub-Adviser has the discretion to purchase other securities of publicly held corporations, such as preferred stocks or bonds, as well as government securities, money market funds, certificates of deposit, other short-term debt instruments and investments of a similar nature, if it believes such investments meet the investment objective ..

PERFORMANCE OF THE FUND

The bar chart and table below provide some indication of the risks of investing in the Dunham Large Cap Value Fund by showing changes in the performance of Class C Shares of the Dunham Large Cap Value Fund from year to year and by showing how the Fund’s average annual total returns compare with those of a broad measure of market performance. Total returns are calculated assuming reinvestment of all dividends and capital gains distributions, if any. Past performance does not necessarily indicate how the Fund will perform in the future. Performance prior to March 3, 2008 is the performance of the Predecessor Fund.

Total return for the year ended December 31,

During the period shown in the bar chart, the highest return for a quarter was 7. 50% (quarter ended June 30, 2007) and the lowest return for a quarter was -4.25% (quarter ended December 31, 2007).

AVERAGE ANNUAL TOTAL RETURNS (For the period ended December 31, 2007)

	Past 1 Year	Life of Fund*
Dunham Large Cap Value Fund Class C
return before taxes	2.80%	8.66%
return after taxes on distributions (1)	2.44%	7.67%
return after taxes on distributions and sale of Fund shares (1)	2.30%	7.21%
Russell 1000 Value Index (2)	-0.17%	10.05%

(1)

After-tax returns are estimated, and are based on the highest historical individual federal marginal income tax rates, and do not reflect the impact of state and local taxes; actual after-tax returns depend on an individual investor's tax situation and are likely to differ from those shown. If you own shares of the Fund in a tax-deferred account, such as an individual retirement account or a 401(k) plan, this information is not applicable to your investment, because such accounts are only subject to taxes upon distribution. In certain cases, after-tax returns may be higher than the other return figures for the same period.

(2)

The Russell 1000 Value Index measures the performance of the 1,000 largest companies in the Russell 3000 Index with lower price-to-book ratios and lower forecasted growth values. Index returns assume reinvestment of dividends; unlike the Fund’s returns, however, they do not reflect any fees or expenses. Investors cannot invest directly in an index or benchmark.

*The Predecessor Fund commenced operations on December 10, 2004.

Please refer to the Sections below entitled: “Principal Risks of Investment” and “Fees and Expenses” for important Fund-specific information.

Dunham Real Estate Stock Fund

INVESTMENT OBJECTIVE

The investment objective of the Dunham Real Estate Stock Fund is to maximize total return from capital appreciation and dividends.  A secondary investment objective of the Fund is to exceed, over the long-term, the total return available from direct ownership of real estate with less risk than direct ownership.  The Fund seeks to achieve its investment objectives by investing in income-producing equity securities of U.S. real estate companies.  The Fund is non-diversified for purposes of the 1940 Act.  The Fund’s investment objectives are non-fundamental policies and may be changed upon 60 days written notice to shareholders.

PRINCIPAL INVESTMENT STRATEGIES

The Dunham Real Estate Stock Fund, under normal market conditions, invests at least 80% of its net assets in equity securities of companies principally engaged in the U.S. real estate industry.   A company is principally engaged in the U.S. real estate industry if at least 50% of the company’s revenues or 50% of the market value of the company’s assets are related to the ownership, construction, management or sale of U.S. real estate.   Under general supervision of the Adviser, the Sub-Adviser, using an actively managed, concentrated portfolio generally consisting of approximately 35 to 50 securities, seeks to outperform other real estate funds using in-house knowledge and research of developing real estate market trends.

The Sub-Adviser seeks to find favorable real estate investment in the public markets through disciplined analysis.  The Sub-Adviser combines bottom-up fundamental research of companies with a research driven top-down asset allocation.  Through such analysis, the Sub-Adviser seeks to deliver total return by identifying individual company value and by repositioning portfolios to be invested in companies with the best property types and geographic regions based on current real estate market conditions.  The Sub-Adviser focuses on investments that generally provide income and also have the potential for long-term capital appreciation.

The Fund is a non-diversified mutual fund , meaning it can invest in the securities of fewer issuers at any one time than diversified mutual funds ; as a result, the gains or losses on a single stock may have a greater impact on the Fund’s share price.

The Fund invests in securities generally having the following characteristics:

•

Real Estate Investment Trusts (REITs), including equity REITs; mortgage REITs; and hybrid REITs - A REIT is a separately managed trust that makes investments in various real estate businesses.  An equity REIT may own real estate and pass the income it receives from rents from the properties, or the capital gain it receives from selling a building, to its shareholders.  A mortgage REIT specializes in lending money to building developers and passes the interest income it receives from the mortgages to shareholders.  A hybrid REIT combines the characteristics of equity and mortgage REITs.  Regardless of the investment portfolio of the REIT (debt or equity), each REIT is considered an equity investment for purposes of the Fund’s 80% investment policy because the Fund’s investment in the REIT is an equity position.

The Sub-Adviser has the discretion to purchase other securities of publicly held corporations, such as preferred stocks or bonds, as well as government securities, money market funds, certificates of deposit, other short-term debt instruments and investments of a similar nature, if it believes such investments meet the Fund’s investment objectives.

PERFORMANCE OF THE FUND

The bar chart and table below provide some indication of the risks of investing in the Dunham Real Estate Stock Fund by showing changes in the performance of Class C Shares of the Dunham Real Estate Stock Fund from year to year and by showing how the Fund’s average annual total returns compare with those of a broad measure of market performance. Total returns are calculated assuming reinvestment of all dividends and capital gains distributions, if any. Past performance does not necessarily indicate how the Fund will perform in the future. Performance prior to March 3, 2008 is the performance of the Predecessor Fund.

Total return for the year ended December 31,

During the period shown in the bar chart, the highest return for a quarter was 14.98% (quarter ended March 31, 2006) and the lowest return for a quarter was -15.38% (quarter ended December 31, 2007).

AVERAGE ANNUAL TOTAL RETURNS (For the period ended December 31, 2007)

	Past 1 Year	Life of Fund*
Dunham Real Estate Stock Fund Class C
return before taxes	-21.04%	4.26%
return after taxes on distributions (1)	-22.17%	1.19%
return after taxes on distributions and sale of Fund shares (1)	-12.76%	3.18%
Dow Jones Wilshire Real Estate Securities Index (2)	-17.64%	8.76%

(1)

After-tax returns are estimated, and are based on the highest historical individual federal marginal income tax rates, and do not reflect the impact of state and local taxes; actual after-tax returns depend on an individual investor's tax situation and are likely to differ from those shown. If you own shares of the Fund in a tax-deferred account, such as an individual retirement account or a 401(k) plan, this information is not applicable to your investment, because such accounts are only subject to taxes upon distribution. In certain cases, after-tax returns may be higher than the other return figures for the same period.

(2)

The Dow Jones Wilshire Real Estate Securities Index is a market-capitalization weighted index, which provides a broad measure of the performance of publicly traded real estate securities. Index returns assume reinvestment of dividends; unlike the Fund’s returns, however, they do not reflect any fees or expenses. Investors cannot invest directly in an index or benchmark.

*The Predecessor Fund commenced operations on December 10, 2004.

Please refer to the Sections below entitled: “Principal Risks of Investment” and “Fees and Expenses” for important Fund-specific information.

Dunham International Stock Fund

INVESTMENT OBJECTIVE

The investment objective of the Dunham International Stock Fund is to maximize total return from capital appreciation and dividends.  The Fund seeks to achieve its investment objective by investing in equities of international, publicly-held corporations traded on U.S. stock exchanges or in the over-the-counter market and by directly purchasing securities of foreign issuers to the fullest extent permitted under the 1940 Act.  The Fund’s investment objective is a non-fundamental policy and may be changed upon 60 days written notice to shareholders.

PRINCIPAL INVESTMENT STRATEGIES

The Dunham International Stock Fund, under normal market conditions, invests at least 80% of its net assets in stock of non-U.S. companies, which may include companies located or operating in established or emerging countries.  The primary regions of investment are Western Europe, United Kingdom, Japan and Canada.  Under general supervision of the Adviser, the Sub-Adviser searches for the stocks of financially strong, industry leaders that are valued below their actual worth.  The Sub-Adviser seeks companies that generally have sustainable competitive advantages, above-average returns on equity, strong capital structures and superior management focused on shareholder return.  The portfolio, generally consisting of approximately 40 to 60 securities, is constructed using on going rigorous fundamental analysis based on strict buy and sell targets.

The Fund invests in securities generally having the following characteristics:

•

Foreign “Developed Market” Equity Securities - The Fund will invest in common and preferred stock of foreign companies headquartered in developed markets, primarily represented by American Depositary Receipts (ADRs).  ADRs allow Americans to buy shares of foreign-based corporations' securities at American Exchanges instead of having to go to overseas exchanges.  The Fund may also invest in issues denominated in currencies of developed foreign countries, American Depositary Shares (ADSs), European Depositary Receipts (EDRs) and Global Depositary Receipts (GDRs) representing foreign developed market securities.

(Developed markets include those countries found in the Morgan Stanley Capital International World ex U.S. Index, such as Germany, Japan and the United Kingdom.)

•

Foreign “Emerging Market” Equity Securities - The Fund will invest in common and preferred stock of foreign companies headquartered in emerging markets represented by ADRs.  The Fund may also invest in holding denominated in issues denominated in currencies of emerging countries, American Depositary Shares (ADSs), European Depositary Receipts (EDRs) and Global Depositary Receipts (GDRs) representing foreign emerging market securities.  Emerging markets include those countries found in the Morgan Stanley Capital International Emerging Markets Index, such as Korea, Russia and Turkey.

The Sub-Adviser focuses on investments that generally provide income and also have the potential for long-term capital appreciation.  The Sub-Adviser has the discretion to purchase other securities of publicly held U.S. and foreign corporations, such as preferred stocks or bonds, as well as U.S. government securities, money market funds, certificates of deposit, other short-term debt instruments and investments of a similar nature, if it believes they meet the Fund’s investment objective.

PERFORMANCE OF THE FUND

The bar chart and table below provide some indication of the risks of investing in the Dunham International Stock Fund by showing changes in the performance of Class C Shares of the Dunham International Stock Fund from year to year and by showing how the Fund’s average quarterly returns compare with those of a broad measure of market performance. Total returns are calculated assuming reinvestment of all dividends and capital gains distributions, if any. Past performance does not necessarily indicate how the Fund will perform in the future. Performance prior to March 3, 2008 is the performance of the Predecessor Fund.

Total return for the year ended December 31,

During the period shown in the bar chart, the highest return for a quarter was 13.26% (quarter ended September 30, 2005) and the lowest return for a quarter was –5.69% (quarter ended December 31, 2007).

AVERAGE ANNUAL TOTAL RETURNS (For the period ended December 31, 2007)

	Past 1 Year	Life of Fund*
Dunham International Stock Fund Class C
return before taxes	0.58%	12.35%
return after taxes on distributions (1)	-0.43%	10.31%
return after taxes on distributions and sale of Fund shares (1)	1.03%	9.87%
MSCI All Country World Index ex U.S. (2)	17.12%	22.14%

(1)

After-tax returns are estimated, and are based on the highest historical individual federal marginal income tax rates, and do not reflect the impact of state and local taxes; actual after-tax returns depend on an individual investor's tax situation and are likely to differ from those shown. If you own shares of the Fund in a tax-deferred account, such as an individual retirement account or a 401(k) plan, this information is not applicable to your investment, because such accounts are only subject to taxes upon distribution. In certain cases, after-tax returns may be higher than the other return figures for the same period.

(2)

The MSCI All Country World Index ex U.S. is a free float-adjusted market capitalization index designed to measure equity market performance in the global developed and emerging markets excluding holdings in the United States. Index returns assume reinvestment of dividends; unlike the Fund’s returns, however, they do not reflect any fees or expenses. Investors cannot invest directly in an index or benchmark.

*The Predecessor Fund commenced operations on December 10, 2004.

Please refer to the Sections below entitled: “Principal Risks of Investment” and “Fees and Expenses” for important Fund-specific information.

Dunham Small Cap Value Fund

INVESTMENT OBJECTIVE

The investment objective of the Dunham Small Cap Value Fund is to maximize total return from capital appreciation.  The Fund seeks to achieve its investment objective by investing in domestic, value-oriented, small-capitalization equity securities of companies traded on U.S. stock exchanges or in the over-the-counter market.  These companies have market capitalizations within the market capitalization range of the companies in the S&P SmallCap 600 Index at the time of investment.  As of [                    ], the S&P SmallCap 600 Index had market capitalizations between $[   ] million and $[    ] billion.  The Fund’s investment objective is a non-fundamental policy and may be changed upon 60 days written notice to shareholders.

PRINCIPAL INVESTMENT STRATEGIES

The Dunham Small Cap Value Fund, under normal market conditions, invests at least 80% of its net assets in the common stock of small companies.  Under general supervision of the Adviser, the Sub-Adviser looks to invest in companies that generally have the following characteristics:

•

Exhibit a sustainable competitive advantage;

•

A strong, experienced management team;

•

Long product cycles;

•

Pricing flexibility; and

•

Use smallness as a competitive advantage.

Targeted companies are expected to have high-sustained return on investment with above average earnings per share growth.  The Sub-Adviser uses a fundamental bottom-up stock selection process with an investment time horizon of three to five years.  A “bottom-up" stock-selection process is based on fundamental analysis, focusing on individual companies rather than adopting a macroeconomic, top-down approach.  The Sub-Adviser takes a low risk approach with strong emphasis placed on fundamental analysis, such as the examination of financial data, company management, business concept and competition.  Research analysts are responsible for specific sectors of the economy and those companies that lie in their sector.  While both industry sources and quantitative screens are used to narrow the list of possible holdings, the essence of the investment process is the fundamental company analysis and the depth of resources and experience available to the Sub-Adviser’s small cap team.

The portfolio may contain American Depositary Receipts (ADRs); however they should make up no more than 20% of the portfolio (at market value).  The average market capitalization of the portfolio will be similar to the overall market capitalization profile of the S&P SmallCap 600 Index benchmark.

The Sub-Adviser has the discretion to purchase other securities of publicly held corporations, such as preferred stocks or bonds, as well as government securities, money market funds, certificates of deposit, other short-term debt instruments and investments of a similar nature, if it believes such investments meet the Fund’s investment objective.   Although a “total return” objective typically entails both income and capital appreciation, the Fund emphasizes capital appreciation, but will capture some income through stock dividends and its cash investments ..

PERFORMANCE OF THE FUND

The bar chart and table below provide some indication of the risks of investing in the Dunham Small Cap Value Fund by showing changes in the performance of Class C Shares of the Dunham Small Cap Value Fund from year to year and by showing how the Fund’s average annual total returns compare with those of a broad measure of market performance. Total returns are calculated assuming reinvestment of all dividends and capital gains distributions, if any. Past performance does not necessarily indicate how the Fund will perform in the future. Performance prior to March 3, 2008 is the performance of the Predecessor Fund.

Total return for the year ended December 31,

During the period shown in the bar chart, the highest return for a quarter was 10.82% (quarter ended December 31, 2006) and the lowest return for a quarter was –9.00% (quarter ended December 31, 2007).

AVERAGE ANNUAL TOTAL RETURNS (For the period ended December 31, 2007)

	Past 1 Year	Life of Fund*
Dunham Small Cap Value Fund Class C
return before taxes	-5.58%	3.07%
return after taxes on distributions (1)	-6.21%	1.70%
return after taxes on distributions and sale of Fund shares (1)	-3.24%	2.58%
Russell 2000 Value Index (2)	-9.78%	6.16%

(1)

After-tax returns are estimated, and are based on the highest historical individual federal marginal income tax rates, and do not reflect the impact of state and local taxes; actual after-tax returns depend on an individual investor's tax situation and are likely to differ from those shown. If you own shares of the Fund in a tax-deferred account, such as an individual retirement account or a 401(k) plan, this information is not applicable to your investment, because such accounts are only subject to taxes upon distribution. In certain cases, after-tax returns may be higher than the other return figures for the same period.

(2)

The Russell 2000 Value Index measures the performance of the 2000 smallest companies in the Russell 3000 Index with lower price-to-book ratios and lower forecasted growth values. Index returns assume reinvestment of dividends; unlike the Fund’s returns, however, they do not reflect any fees or expenses. Investors cannot invest directly in an index or benchmark.

*The Predecessor Fund commenced operations on December 10, 2004.

Please refer to the Sections below entitled: “Principal Risks of Investment” and “Fees and Expenses” for important Fund-specific information.

Dunham Large Cap Growth Fund

INVESTMENT OBJECTIVE

The investment objective of the Dunham Large Cap Growth Fund is to maximize total return from capital appreciation and dividends.  The Fund seeks to achieve its investment objective by investing in domestic growth-oriented, large capitalization equity securities of companies traded on U.S. stock exchanges or in the over-the-counter market.  These companies have market capitalizations within the market capitalization range of the companies in the S&P 500 Index at the time of investment.  As of [                         ], the S&P 500 Index had market capitalizations between $[    ] billion and $[         ] billion.  The Fund’s investment objective is a non-fundamental policy and may be changed upon 60 days written notice to shareholders.

PRINCIPAL INVESTMENT STRATEGIES

The Dunham Large Cap Growth Fund, under normal market conditions, invests at least 80% if its net assets in the common stock of large companies.  These companies have market capitalizations similar to the market capitalizations of the companies in the S&P 500 Index.  Under general supervision of the Adviser, the Sub-Adviser’s investment process seeks to find and exploit undervalued and unrecognized growth opportunities and to invest before that growth is reflected in prices.  The portfolio typically will consist of approximately 50 to 60 securities.  The average market capitalization of the portfolio typically will average that of the S&P 500 Index.

The Sub-Adviser uses the following four-step process to select holdings for the portfolio:

•

Quantitative Screen: Focus on EPS growth, sales, margin, ROE, relative strength, etc.

•

Fundamental Analysis: Focus on industry trends, competitive position, growth consistency, potential acceleration, quality of earnings.

•

Current Market Environment: Evaluating and selecting the stocks with the greatest potential within the current market environment.

•

The process is executed weekly and fine-tuned daily to adjust the portfolio.  Ultimately the portfolio will be constructed with 50 – 60 holdings with a holding limit of 5%.  For risk control purposes, sector weights are limited to 0 to 2 times the sector weights of the S&P 500.

The Sub-Adviser focuses on investments that generally provide income and also have the potential for long-term capital appreciation.  The Sub-Adviser has the discretion to purchase other securities of publicly held corporations, such as preferred stocks or bonds, as well as government securities, money market funds, certificates of deposit, other short-term debt instruments and investments of a similar nature, if it believes such investments meet the Fund’s investment objective. The portfolio may contain American Depositary Receipts (ADRs); however they should make up no more than 20% of the portfolio.

PERFORMANCE OF THE FUND

The bar chart and table below provide some indication of the risks of investing in the Dunham Large Cap Growth Fund by showing changes in the performance of Class C Shares of the Dunham Large Cap Growth Fund from year to year and by showing how the Fund’s average annual total returns compare with those of a broad measure of market performance. Total returns are calculated assuming reinvestment of all dividends and capital gains distributions, if any. Past performance does not necessarily indicate how the Fund will perform in the future. Performance prior to March 3, 2008 is the performance of the Predecessor Fund.

Total return for the year ended December 31,

During the period shown in the bar chart, the highest return for a quarter was 6. 97% (quarter ended September 30, 2007) and the lowest return for a quarter was -5.92% (quarter ended June 30, 2006).

AVERAGE ANNUAL TOTAL RETURNS (For the period ended December 31, 2007)

	Past 1 Year	Life of Fund*
Dunham Large Cap Growth Fund Class C
return before taxes	17.11%	8.97%
return after taxes on distributions (1)	15.55%	7.34%
return after taxes on distributions and sale of Fund shares (1)	11.46%	6.90%
Russell 1000 Growth Index (2)	11.81%	9.20%

(1)

After-tax returns are estimated, and are based on the highest historical individual federal marginal income tax rates, and do not reflect the impact of state and local taxes; actual after-tax returns depend on an individual investor's tax situation and are likely to differ from those shown. If you own shares of the Fund in a tax-deferred account, such as an individual retirement account or a 401(k) plan, this information is not applicable to your investment, because such accounts are only subject to taxes upon distribution. In certain cases, after-tax returns may be higher than the other return figures for the same period.

(2)

The Russell 1000 Growth Index measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values.   Index returns assume reinvestment of dividends; unlike the Fund’s returns, however, they do not reflect any fees or expenses. Investors cannot invest directly in an index or benchmark.

*The Predecessor Fund commenced operations on December 10, 2004.

Please refer to the Sections below entitled: “Principal Risks of Investment” and “Fees and Expenses” for important Fund-specific information.

Dunham Small Cap Growth Fund

INVESTMENT OBJECTIVE

The investment objective of the Dunham Small Cap Growth Fund is to maximize total return through capital appreciation.  The Fund seeks to achieve its investment objective by investing in domestic growth-oriented, small-capitalization common stocks of companies traded on U.S. stock exchanges or in the over-the-counter market.  The Fund’s investment objective is a non-fundamental policy and may be changed upon 60 days’ written notice to shareholders.

PRINCIPAL INVESTMENT STRATEGIES

The Dunham Small Cap Growth Fund, under normal market conditions, invests at least 80% of its net assets in the common stock of small companies.  These companies will have a market capitalization, at the time of purchase, equal to or less than the largest stock in the S&P SmallCap 600 Index.  As of [                           ], under the above definition, these are companies with a market capitalization of $[       ] billion or less.  Under general supervision of the Adviser, the Sub-Adviser invests in small cap growth companies that exhibit a long-term sustainable business model.  Such companies are generally characterized by:

•

strong company financials

•

barriers to entry (i.e., tough or expensive for competition to enter the marketplace)

•

focused management

Targeted companies are expected to grow top and bottom-line at 15% or more for the next several years. The Sub-Adviser attempts to invest in these companies at a discount to their growth rate.

The Sub-Adviser has the discretion to purchase other securities of publicly held corporations, such as preferred stocks or bonds, as well as government securities, money market funds, certificates of deposit, other short-term debt instruments and investments of a similar nature, if it believes such investments meet the Fund’s investment objective.

Although a “total return” objective typically entails both income and capital appreciation, the Fund emphasizes capital appreciation, but will capture some income through stock dividends and its cash investments .

PERFORMANCE OF THE FUND

The bar chart and table below provide some indication of the risks of investing in the Dunham Small Cap Growth Fund by showing changes in the performance of Class C Shares of the Dunham Small Cap Growth Fund from year to year and by showing how the Fund’s average annual total returns compare with those of a broad measure of market performance. Total returns are calculated assuming reinvestment of all dividends and capital gains distributions, if any. Past performance does not necessarily indicate how the Fund will perform in the future. Performance prior to March 3, 2008 is the performance of the Predecessor Fund.

Total return for the year ended December 31,

During the period shown in the bar chart, the highest return for a quarter was 11.88% (quarter ended March 31, 2006) and the lowest return for a quarter was –7.65% (quarter ended June 30, 2006).

AVERAGE ANNUAL TOTAL RETURNS (For the period ended December 31, 2007)

	Past 1 Year	Life of Fund*
Dunham Small Cap Growth Fund Class C
return before taxes	16.90%	10.52%
return after taxes on distributions (1)	14.14%	7.51%
return after taxes on distributions and sale of Fund shares (1)	11.99%	7.63%
Russell 2000 Growth Index (2)	7.05%	9.17%

(1)

After-tax returns are estimated, and are based on the highest historical individual federal marginal income tax rates, and do not reflect the impact of state and local taxes; actual after-tax returns depend on an individual investor's tax situation and are likely to differ from those shown. If you own shares of the Fund in a tax-deferred account, such as an individual retirement account or a 401(k) plan, this information is not applicable to your investment, because such accounts are only subject to taxes upon distribution. In certain cases, after-tax returns may be higher than the other return figures for the same period.

(2)

The Russell 2000 Growth Index measures the performance of those Russell 2000 companies with higher price-to-book ratios and higher forecasted growth values.   Index returns assume reinvestment of dividends; unlike the Fund’s returns, however, they do not reflect any fees or expenses. Investors cannot invest directly in an index or benchmark.

*The Predecessor Fund commenced operations on December 10, 2004.

Please refer to the Sections below entitled: “Principal Risks of Investment” and “Fees and Expenses” for important Fund-specific information.

Dunham Emerging Markets Stock Fund

INVESTMENT OBJECTIVE

The investment objective of the Dunham Emerging Markets Stock Fund is to maximize total return from capital appreciation.  The Fund seeks to achieve its investment objective by investing in international emerging market equity securities traded on foreign stock exchanges.  The Fund’s investment objective is a non-fundamental policy and may be changed upon 60 days written notice to shareholders.

PRINCIPAL INVESTMENT STRATEGIES

The Dunham Emerging Markets Fund, under normal market conditions, invests at least 80% of its net assets in stock of companies that are organized in or maintain at least 50% of their assets in, or that derive at least 50% of their revenues from, emerging market countries ..  An emerging market country is any country that has been determined by an international organization, such as the World Bank, to have a low to middle income economy ..  Under general supervision of the Adviser, the Sub-Adviser, using a value-oriented approach to investing, seeks common stock in companies that are projected to have a higher return on equity compared to similar companies.  The portfolio generally will be diversified across approximately 12 to 20 countries and consist of approximately 40 to 60 securities.

The Fund generally invests in common stocks, preferred stocks (either convertible or non-convertible), rights, warrants, direct equity interests in trusts, partnerships, joint ventures and other unincorporated entities or enterprises, convertible debt instruments and special classes of shares available only to foreigners in markets that restrict ownership of certain shares or classes to their own nationals or residents.   The percentage of the Fund’s portfolio invested in each such security is unlimited.   Holdings may include issues denominated in currencies of emerging countries, investment companies (like country funds) that invest in emerging countries, and in American Depositary Receipts (ADRs), American Depositary Shares (ADSs), European Depositary Receipts (EDRs) and Global Depositary Receipts (GDRs) representing emerging markets securities.

The Sub-Adviser uses a top-down approach for regional asset allocation in conjunction with a bottom-up approach to find stocks with projected high, sustainable growth rates that are trading at reasonable valuation levels.  On a quarterly basis, the Sub-Adviser calculates an expected local currency return and valuation measures for regions and individual countries to help determine investment focus.  The Sub-Adviser screens the universe of stocks for suitable market capitalization, earnings growth and return on equity to produce a focused list of candidates.  The Sub-Adviser also considers expected local currency return, country risk and other factors.  The Sub-Adviser uses intensive analysis, financial modeling and company visits for final stock selection.

The Sub-Adviser has the discretion to purchase other securities of publicly held corporations, such as preferred stocks or bonds, as well as government securities, money market funds, certificates of deposit, other short-term debt instruments and investments of a similar nature, if it believes such investments meet the Fund’s investment objective.

PERFORMANCE OF THE FUND

The bar chart and table below provide some indication of the risks of investing in the Dunham Emerging Markets Stock Fund by showing changes in the performance of Class C Shares of the Dunham Emerging Markets Stock Fund from year to year and by showing how the Fund’s average annual total returns compare with those of a broad measure of market performance. Total returns are calculated assuming reinvestment of all dividends and capital gains distributions, if any. Past performance does not necessarily indicate how the Fund will perform in the future. Performance prior to March 3, 2008 is the performance of the Predecessor Fund.

Total return for the year ended December 31,

During the period shown in the bar chart, the highest return for a quarter was 16. 30% (quarter ended June 30, 2007) and the lowest return for a quarter was -4.21% (quarter ended June 30, 2006).

AVERAGE ANNUAL TOTAL RETURNS (For the period ended December 31, 2007)

	Past 1 Year	Life of Fund*
Dunham Emerging Markets Stock Fund Class C
return before taxes	24.90%	30.64%
return after taxes on distributions (1)	20.18%	25.56%
return after taxes on distributions and sale of Fund shares (1)	20.29%	24.62%
MSCI Emerging Markets Index (2)	39.78%	38.13%

(1)

After-tax returns are estimated, and are based on the highest historical individual federal marginal income tax rates, and do not reflect the impact of state and local taxes; actual after-tax returns depend on an individual investor's tax situation and are likely to differ from those shown. If you own shares of the Fund in a tax-deferred account, such as an individual retirement account or a 401(k) plan, this information is not applicable to your investment, because such accounts are only subject to taxes upon distribution. In certain cases, after-tax returns may be higher than the other return figures for the same period.

(2)

The MSCI Emerging Markets Index is a free float-adjusted market capitalization index that is designed to measure equity market performance in the global emerging markets. Index returns assume reinvestment of dividends; unlike the Fund’s returns, however, they do not reflect any fees or expenses. Investors cannot invest directly in an index or benchmark.

*The Predecessor Fund commenced operations on December 10, 2004.

Please refer to the Sections below entitled: “Principal Risks of Investment” and “Fees and Expenses” for important Fund-specific information.

Principal Risks of Investment

There is no assurance that each Fund will achieve its investment objective.  Each Fund’s share price will fluctuate with changes in the market value of its portfolio securities.  When you sell your Fund shares, they may be worth less than what you paid for them and, accordingly, you can lose money investing in the Funds.

The following chart summarizes the principal risks of each Fund.  These risks could adversely affect the net asset value, total return and the value of a Fund and your investment.

Risks	Dunham Corporate/ Government Bond Fund	Dunham High-Yield Bond Fund	Dunham Appreciation & Income Fund	Dunham Large Cap Value Fund	Dunham Real Estate Stock Fund
Call or Redemption Risk	X	X	X
Credit Risk	X	X	X
Default Risk	X	X	X
Derivatives Risk	X	X	X	X	X
Emerging Markets Risk
Foreign Investing			X
Industry/Sector Risk		X	X	X	X
Interest Rate Risk	X	X	X
Leveraging Risk	X	X
Liquidity Risk		X	X		X
Lower-rated Securities Risk	X	X	X
Management Risk	X	X	X	X	X
Non-Diversification Risk					X
Portfolio Turnover Risk	X	X	X	X	X
Prepayment Risk	X	X	X
Real Estate Industry Concentration Risk					X
Real Estate Investment Trust Risk (REIT)					X
Small and Medium Capitalization Risk			X	X	X
Stock Market Risk			X	X	X

Risks	Dunham International Stock Fund	Dunham Small Cap Value Fund	Dunham Large Cap Growth Fund	Dunham Small Cap Growth Fund	Dunham Emerging Markets Stock Fund
Call or Redemption Risk
Credit Risk
Default Risk
Derivatives Risk	X	X	X	X	X
Emerging Markets Risk	X				X
Foreign Investing	X	X	X	X	X
Industry/Sector Risk	X	X	X	X	X
Interest Rate Risk
Leveraging Risk
Liquidity Risk	X	X		X	X
Lower-rated Securities Risk
Management Risk	X	X	X	X	X
Non-Diversification Risk
Portfolio Turnover Risk	X	X	X	X	X
Prepayment Risk
Real Estate Industry Concentration Risk
Real Estate Investment Trust Risk (REIT)
Small and Medium Capitalization Risk	X	X	X	X	X
Stock Market Risk	X	X	X	X	X

Call or Redemption Risk - As interest rates decline, issuers of high yield bonds may exercise redemption or call provisions. This may force the Fund to redeem higher yielding securities and replace them with lower yielding securities with a similar risk profile. This could result in a decreased return.

Credit Risk – Issuers of fixed-income securities may default on interest and principal payments due to the Fund. Generally, securities with lower debt ratings have speculative characteristics and have greater risk the issuer will default on its obligation. Fixed-income securities rated in the fourth classification by Moody’s (Baa) and S&P (BBB) have speculative characteristics and changes in economic conditions or other circumstances are more likely to lead to a weakened capacity of those issuers to make principal or interest payments, as compared to issuers of more highly rated securities.

Default Risk - Investments in fixed-income securities are subject to the risk that the issuer of the security could default on its obligations, causing the Fund to sustain losses on those investments.  A default could impact both interest and principal payments.  High yield fixed-income securities (commonly known as “junk bonds”) are considered speculative with respect to the issuer’s capacity to pay interest and repay principal in accordance with the terms of the obligations.  This means that, compared to issuers of higher rated securities, issuers of medium and lower rated securities are less likely to have the capacity to pay interest and repay principal when due in the event of adverse business, financial or economic conditions and/or may be in default or not current in the payment of interest or principal.  The market values of medium and lower-rated securities tend to be more sensitive to company-specific developments and changes in economic conditions than higher-rated securities.  The companies that issue these securities often are highly leveraged, and their ability to service their debt obligations during an economic downturn or periods of rising interest rates may be impaired.  In addition, these companies may not have access to more traditional methods of financing, and may be unable to repay debt at maturity by refinancing.  The risk of loss due to default in payment of interest or principal by these issuers is significantly greater than with higher rated securities because medium and lower rated securities generally are unsecured and subordinated to senior debt.

Default, or the market’s perception that an issuer is likely to default, could reduce the value and liquidity of securities held by the Fund, thereby reducing the value of your investment in Fund shares.  In addition, default may cause the Fund to incur expenses in seeking recovery of principal or interest on its portfolio holdings.

Derivatives Risk - When a Sub-Adviser uses margin, leverage, short sales and other forms of financial derivatives, such as options and futures, an investment in the Fund may be more volatile than investments in other mutual funds.  Although the intention is to use such derivatives to minimize risk to the Fund, as well as for speculative purposes, there is the possibility that derivative strategies will not be used or that ineffective implementation of derivative strategies or unusual market conditions could result in significant losses to the Fund.

Derivatives are used to limit risk in the Fund or to enhance investment return and have a return tied to a formula based upon an interest rate, index, price of a security, or other measurement.  Derivatives involve special risks, including: (1) the risk that interest rates, securities prices and currency markets will not move in the direction that a portfolio manager anticipates; (2) imperfect correlation between the price of derivative instruments and movements in the prices of the securities, interest rates or currencies being hedged; (3) the fact that skills needed to use these strategies are different than those needed to select portfolio securities; (4) the possible absence of a liquid secondary market for any particular instrument and possible exchange imposed price fluctuation limits, either of which may make it difficult or impossible to close out a position when desired; (5) the risk that adverse price movements in an instrument can result in a loss substantially greater than the Fund’s initial investment in that instrument (in some cases, the potential loss is unlimited); (6) particularly in the case of privately-negotiated instruments, the risk that the counterparty will not perform its obligations, or that penalties could be incurred for positions held less then the required minimum holding period; and (7) the inability to close out certain hedged positions to avoid adverse tax consequences.  In addition, the use of derivatives for non-hedging purposes (that is, to seek to increase total return) is considered a speculative practice and may present an even greater risk of loss than when used for hedging purposes.

Emerging Markets Risks – In addition to the risks generally associated with investing in foreign securities, countries with emerging markets also may have relatively unstable governments, social and legal systems that do not protect shareholders, economies based on only a few industries, and securities markets that trade a small number of issues.

Foreign Investing - Investing in foreign companies may involve more risks than investing in U.S. companies.  These risks can increase the potential for losses in the Fund and may include, among others, currency devaluations, currency risks (fluctuations in currency exchange rates), country risks (political, diplomatic, regional conflicts, terrorism, war, social and economic instability and policies that have the effect of limiting or restricting foreign investment or the movement of assets), different trading practices, less government supervision, less publicly available information, limited trading markets and greater volatility.

Industry/Sector Risk – This is the risk of investments in a particular industry or industry sector. Market or economic factors affecting that industry could have a major effect on the value of Fund’s investments.

Interest Rate Risk – Debt securities have varying levels of sensitivity to changes in interest rates. In general, the price of a debt security may fall when interest rates rise. Securities with longer maturities may be more sensitive to interest rate changes. Certain corporate bonds and mortgage-backed securities may be significantly affected by changes in interest rates. Some mortgage-backed securities may have a structure that makes their reaction to interest rates and other factors difficult to predict, making their value highly volatile.  Because zero coupon securities do not make interest payments, they are considered more volatile than bonds making periodic payments. When interest rates rise, zero coupon securities fall more sharply than interest paying bonds. However, zero coupon securities rise more rapidly in value when interest rates drop.

Leveraging Risk - The use of leverage, such as borrowing money to purchase securities, engaging in reverse repurchase agreements, lending portfolio securities and engaging in forward commitment transactions, will magnify the Fund's gains or losses.

Liquidity Risk – The markets for high-yield, convertible and certain lightly traded equity securities (particularly small cap issues) are often not as liquid as markets for higher-rated securities or large cap equity securities.  For example, relatively few market makers characterize the secondary markets for high yield debt securities, and the trading volume for high yield debt securities is generally lower than that for higher-rated securities.  Accordingly, these secondary markets (generally or for a particular security) could contract under real or perceived adverse market or economic conditions.  These factors may have an adverse effect on the Fund’s ability to dispose of particular portfolio investments and may limit the ability of the Fund to obtain accurate market quotations for purposes of valuing securities and calculating net asset value.  Less liquid secondary markets also may affect the Fund’s ability to sell securities at their fair value.  The Fund may invest in illiquid securities, which are more difficult to value and to sell at fair value.  If the secondary markets for lightly-traded securities contract due to adverse economic conditions or for other reasons, certain liquid securities in the Fund’s portfolio may become illiquid, and the proportion of the Fund’s assets invested in illiquid securities may increase.

Smaller, unseasoned companies (those with less than a three-year operating history) and recently-formed public companies may not have established products, experienced management, or an earnings history.  As a result, their stocks may lack liquidity.  Investments in foreign securities may lack liquidity due to heightened exposure to potentially adverse local, political, and economic developments such as war, political instability, hyperinflation, currency devaluations, and overdependence on particular industries.  In addition, government interference in markets such as nationalization and exchange controls, expropriation of assets, or imposition of punitive taxes may result in a lack of liquidity.  Possible problems arising from accounting, disclosure, settlement, and regulatory practices and legal rights that differ from U.S. standards might reduce liquidity.  The chance that fluctuations in foreign exchange rates will decrease the investment’s value (favorable changes can increase its value) will also impact liquidity.  These risks are heightened for investments in developing countries.

Lower-Rated Securities – Securities rated below investment-grade, sometimes called “high-yield” or “junk” bonds, generally have more credit risk than higher-rated securities.  Companies issuing high yield fixed-income securities are not as strong financially as those issuing securities with higher credit ratings.  These companies are more likely to encounter financial difficulties and are more vulnerable to changes in the economy, such as a recession or a sustained period of rising interest rates, which could affect their ability to make interest and principal payments.  If an issuer stops making interest and/or principal payments, payments on the securities may never resume.  These securities may be worthless and the Fund could lose its entire investment.

Management Risk – Each Fund is subject to management risk because it is an actively managed investment portfolio.  The Adviser and Sub-Adviser will apply its investment techniques and risk analyses in making investment decisions for the Funds, but there is no guarantee that its decisions will produce the intended result.

Non-Diversification Risk – A Fund that is a non-diversified investment company means that more of a Fund’s assets may be invested in the securities of a single issuer than a diversified investment company.  This may make the value of a Fund’s shares more susceptible to certain risk than shares of a diversified investment company.  As a non-diversified fund, the Fund has a greater potential to realize losses upon the occurrence of adverse events affecting a particular issuer.

Portfolio Turnover Risk - The frequency of a Portfolio’s transactions will vary from year to year.  Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups and other transaction costs and may result in taxable capital gains.  Higher costs associated with increased portfolio turnover may offset gains in a Portfolio’s performance.

Prepayment Risk – Certain types of pass-through securities, such as mortgage-backed securities, have yield and maturity characteristics corresponding to underlying assets.  Unlike traditional debt securities, which may pay a fixed rate of interest until maturity when the entire principal amount comes due, payments on certain mortgage-backed securities include both interest and a partial payment of principal.  Besides the scheduled repayment of principal, payments of principal may result from voluntary prepayment, refinancing, or foreclosure of the underlying mortgage loans.  For example, when interest rates fall, principal will generally be paid off faster, since many homeowners will refinance their mortgages.

Real Estate Industry Concentration Risk - By concentrating in a single sector, the Fund carries much greater risk of adverse developments in that sector than a fund that invests in a wide variety of industries.  Real estate values rise and fall in response to a variety of factors, including local, regional and national economic conditions, interest rates and tax considerations.  When economic growth is slow, demand for property decreases and prices may decline.  Property values may decrease because of overbuilding, increases in property taxes and operating expenses, changes in zoning laws, environmental regulations or hazards, uninsured casualty or condemnation losses, or a general decline in neighborhood values.

Real Estate Investment Trust Risk (REIT) - Equity REITs may be affected by any changes in the value of the properties owned and other factors, and their prices tend to go up and down.  A REIT’s performance depends on the types and locations of the properties it owns and on how well it manages those properties.  A decline in rental income may occur because of extended vacancies, increased competition from other properties, tenants’ failure to pay rent or poor management.  A REIT’s performance also depends on the company’s ability to finance property purchases and renovations and manage its cash flows.  Because REITs typically are invested in a limited number of projects or in a particular market segment, they are more susceptible to adverse developments affecting a single project or market segment than more broadly diversified investments.

Small and Medium Capitalization Risk – The Fund’s investments in smaller and medium-sized companies carry more risks than investments in larger companies.  Companies with small and medium size market capitalization often have narrower markets, fewer products or services to offer and more limited managerial and financial resources than do larger, more established companies.  Investing in lesser-known, small and medium capitalization companies involves greater risk of volatility of the Fund’s net asset value than is customarily associated with larger, more established companies.  Often smaller and medium capitalization companies and the industries in which they are focused are still evolving and, while this may offer better growth potential than larger, more established companies, it also may make them more sensitive to changing market conditions.  Small cap companies may have returns that can vary, occasionally significantly, from the market in general.

Stock Market Risk - Stock markets can be volatile. In other words, the prices of stocks can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.  The Fund’s investments may decline in value if the stock markets perform poorly.  There is also a risk that the Fund’s investments will under perform either the securities markets generally or particular segments of the securities markets.

Portfolio Holdings

A description of the Funds’ policies and procedures with respect to the disclosure of each Fund’s portfolio securities is available in the Funds’ SAI.

Fees and Expenses of the Funds

The following table describes the shareholder fees and annual fund operating expenses that you may pay if you buy and hold Class C shares of the Funds.  Shareholder Fees are those paid directly from your investment and may include sales loads or redemption and exchange fees.  Each Fund is front-end or back-end load free, so you generally will not pay any shareholder fees when you buy or sell Class C shares of the Funds.

Annual Fund Operating Expenses are paid out of a Fund’s assets and include fees for portfolio management, maintenance of shareholder accounts, shareholder servicing, accounting and other services.  You do not pay these fees directly but, as the example shows, these costs are borne indirectly by all shareholders.

	Dunham Corporate/ Government Bond Fund	Dunham High-Yield Bond Fund	Dunham Appreciation & Income Fund	Dunham Large Cap Value Fund	Dunham Real Estate Stock Fund
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge on Purchases of Shares (as a % of offering price)	NONE	NONE	NONE	NONE	NONE
Maximum Sales Charge on Reinvested Dividends / Distributions (as a % of offering price)	NONE	NONE	NONE	NONE	NONE
Redemption Fee	NONE	NONE	NONE	NONE	NONE
Exchange Fee	NONE	NONE	NONE	NONE	NONE
Annual Fund Operating Expenses (expenses that are deducted from Fund assets)

Management Fees (1)	0.70% (4)	___%(5)	1.35%(6)	0.91%(7)	0.86%(8)
Distribution and Service (12b-1) Fee s	0.75%	0.75%	1.00%	1.00%	1.00%
Other Expenses (2)	0.45%	___%	0.52%	0.41%	0.87%
Underlying Fund Expenses	0.00%*	0.04%	0.01%	0.03%	0.01%
Total Annual Fund Operating Expenses(3)	1.90%	2.08%	2.88%	2.35%	2.74%

	Dunham International Stock Fund	Dunham Small Cap Value Fund	Dunham Large Cap Growth Fund	Dunham Small Cap Growth Fund	Dunham Emerging Markets Stock Fund
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge on Purchases of Shares (as a % of offering price)	NONE	NONE	NONE	NONE	NONE
Maximum Sales Charge on Reinvested Dividends / Distributions (as a % of offering price)	NONE	NONE	NONE	NONE	NONE
Redemption Fee	NONE	NONE	NONE	NONE	NONE
Exchange Fee	NONE	NONE	NONE	NONE	NONE

Annual Fund Operating Expenses (expenses that are deducted from Fund assets)

Management Fees (1)	1. 16%(9)	____%(10)	0.98%(11)	0.86%(12)	1. 60%(13)
Distribution and Service ( 12b-1 ) Fees	1.00%	1.00%	1.00%	1.00%	1.00%
Other Expenses (2)	0. 75%	___%	0. 41%	0. 57%	0. 98%
Underlying Fund Expenses	0.01%	0.01%	0.03%	0.02%	0.04%
Total Annual Fund Operating Expenses (3)	2.92%	3.50%	2.42%	2.45	3.62%

Example

This example is intended to help you compare the cost of investing in Class C shares of the Funds with the cost of investing in other mutual funds.  This example shows what expenses you could pay over time.  The example assumes that you invest $10,000 in Class C shares of a Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The example also assumes that your investment has a 5% return each year, you reinvest all dividends and capital gain distributions and that the Funds’ operating expenses remain the same.  Although your actual costs may be higher or lower, the table below shows your costs at the end of each period based on these assumptions. The table below does not reflect any fee waivers.  Pro Forma amounts below reflect the sub-advisory portion of management fees paid at rates equal to the maximum and minimum allowable, respectively, under the proposed fulcrum fee amendment.

Fund	Class	Year 1	Year 3	Year 5	Year 10
CG Bond	Class C
HY Bond	Class C
App.&Inc.	Class C
LC Value	Class C
RE Stock	Class C
Int’l Stock	Class C
SC Value	Class C
LC Growth	Class C
SC Growth	Class C
EM Stock	Class C

        (1)

        Management fees include Advisory and Sub-Advisory fees. The Adviser receives a fixed fee paid monthly at a specified annul rate of the Fund’s average daily net assets.  The Sub-Adviser receives a fulcrum fee, which will vary based on the sub-adviser’s performance over a rolling 12 month period against the Fund’s designated benchmark.   The Sub-Adviser is rewarded when performance exceeds the benchmark and is penalized when performance is short of the benchmark.  No adjustment is made to the sub-advisory fees if the performance falls within the “null zone,” i.e. a range where performance differences are not meaningful.  All management fee information is for the fiscal year ended October 31, 2007.

        (2)

        In order to reduce Fund expenses, Fund service providers may waive a portion of their fees. Such waivers or reductions are voluntary and may be terminated at any time.

        (3)

        “Other Expenses” include dividend expenses related to short sales.

        (4)

        For the last fiscal year, the Corp/Gov Bond Fund underperformed the Lehman Brothers Aggregate Bond Index, which reduced the sub-advisory fee.  The Fund’s management fees can range from 0.70% to 1.00%.  Management fees are restated to reflect current fee arrangements.

        (5)

        For the last fiscal year, the High-Yield Bond Fund underperformed the Merrill Lynch High Yield Bond Cash Pay Index, which reduced the sub-advisory fee.  The Fund’s management fees can range from 0.80% to 1.40%.

        (6)

        For the last fiscal year, the Appreciation & Income Fund outperformed the Merrill Lynch Mandatories Index, which increased the sub-advisory fee.  The Fund’s management fees can range from 0.90% to 1.60%.

        (7)

        For the last fiscal year, the Large Cap Value Fund outperformed the Russell 1000 Value Index, which increased the sub-advisory fee.  The Fund’s management fees can range from 0.65% to 1.51%.

        (8)

        For the last fiscal year, the Real Estate Stock Fund underperformed the DJ Wilshire Real Estate Securities Index, which reduced the sub-advisory fee.  The Fund’s management fees can range from 0.65% to 1.45%.

        (9)

        For the last fiscal year, the Int’l Stock Fund underperformed the MSCI All Country World Index ex U.S., which reduced the sub-advisory fee.  The Fund’s management fees can range from 1.15% to 1.45%.

        (10)

        For the last fiscal year, the Small Cap Value Fund outperformed the Russell 2000 Value Index, which increased the sub-advisory fee.  The Fund’s management fees can range from 0.65% to 1.75%.

        (11)

        For the last fiscal year, the Large Cap Growth Fund outperformed the Russell 1000 Growth Index, which increased the sub-advisory fee.  The Fund’s management fees can range from 0.65% to 1.65%.

        (12)

        For the last fiscal year, the Small Cap Growth Fund outperformed the Russell 2000 Growth Index, which increased the sub-advisory fee.  The Fund’s  management fees can range from 0.65% to 1.65%.

        (13)

        For the last fiscal year, the Emerging Markets Stock Fund underperformed the MSCI Emerging Markets Index, which decreased the sub-advisory fee.  The Fund’s management fees can range from 0.65 to 1.65%.

(*)

Underlying Fund expenses of one basis point or less are reflected in other expenses.

Management of the Funds

Investment Adviser

Dunham & Associates Investment Counsel, Inc. (the “Adviser”), located at 10251 Vista Sorrento Parkway, San Diego, CA 92121, serves as the Funds’ Investment Adviser.  The Adviser’s mailing address is P.O. Box 910309, San Diego, CA 92191.  The Adviser is a registered broker dealer under the Securities Exchange Act of 1934, as amended, and a registered investment adviser under the Investment Advisers Act of 1940, as amended.

The Adviser has overall supervisory responsibilities for the general management and investment of each Fund’s securities portfolio, as detailed below, which are subject to review and approval by the Board of Trustees.

a)

setting the Funds’ overall investment objectives;

b)

evaluating, selecting and recommending Sub-Advisers to manage the Funds’ assets;

c)

monitoring and evaluating the performance of Sub-Advisers, including their compliance with the investment objectives, policies, and restrictions of the Funds; and

d)

implementing procedures to ensure that the Sub-Advisers comply with the Funds’ investment objectives, polices and restrictions.

The Adviser, subject to the review and approval of the Board of Trustees of the Trust, selects Sub-Advisers for each Fund and supervises and monitors the performance of each Sub-Adviser.  The Adviser and the Predecessor Trust were granted an exemptive order (the “Order”) from the SEC that permits the Adviser, with Board of Trustees approval, to enter into or amend sub-advisory agreements with Sub-Advisers without obtaining shareholder approval.  The Order applies to the Trust as well as the Predecessor Trust.

The Order also permits the Adviser, subject to the approval of the Board of Trustees, to replace Sub-Advisers or amend sub-advisory agreements, including fees, without shareholder approval whenever the Adviser and the Trustees believe such action will benefit a Fund and its shareholders.  The SEC granted the Order on September 26, 2006.

The Adviser has entered into a sub-advisory agreement with each Sub-Adviser and the Trust on behalf of each Fund, whereby the Fund pays the Adviser a fixed fee and the Fund separately pays the Sub-Adviser a fulcrum fee.   The Adviser receives only its fixed portion of the management fee, as approved by Shareholders at the Predecessor Trust’s Shareholder meeting held on June 23, 2006. Effective September 1, 2007, each Fund’s Sub-Adviser is compensated based on its performance and each sub-advisory agreement is a fulcrum fee arrangement as follows:

Fund:	Current Management Fee	Adviser’s Portion	Sub-Adviser’s Portion
Dunham Corporate/ Government Bond Fund	0.70% – 1.00%	0.50%	0.20% - 0.50%
Dunham High-Yield Bond Fund	0.80% – 1.40%	0.60%	0.20% - 0.80%
Dunham Appreciation & Income Fund	0.90% – 1.60%	0.65%	0.25% - 0.95%
Dunham Large Cap Value Fund	0.65% – 1.51%	0.65%	0.00% - 0.86%
Dunham Real Estate Stock Fund	0.65% – 1.45%	0.65%	0.00% - 0.80%
Dunham International Stock Fund	1.15% – 1.45%	0.65%	0.50% - 0.80%
Dunham Small Cap Value Fund	0.65% – 1.75%	0.65%	0.00% - 1.10%
Dunham Large Cap Growth Fund	0.65% – 1.65%	0.65%	0.00% - 1.00%
Dunham Small Cap Growth Fund	0.65% – 1.65%	0.65%	0.00% - 1.00%
Dunham Emerging Markets Stock Fund	0.65% – 1.65%	0.65%	0.00% - 1.00%

All of the above sub-advisory fees are within the limits of the negotiable sub-advisory fee ranges pre-approved by shareholders of each Predecessor Fund at the August 26, 2005 shareholder meeting:

Fund:	Pre-Approved Negotiable Range of Sub-Advisory Fees
Dunham Corporate/Government Bond Fund	0% - 0.70%
Dunham High-Yield Bond Fund	N/A
Dunham Appreciation & Income Fund	0% - 1.50%
Dunham Large Cap Value Fund	0% - 1.00%
Dunham Real Estate Stock Fund	0% - 1.00%
Dunham International Stock Fund	0% - 1.00%
Dunham Small Cap Value Fund	0% - 1.50%
Dunham Large Cap Growth Fund	0% - 1.10%
Dunham Small Cap Growth Fund	0% - 1.30%
Dunham Emerging Markets Stock Fund	0% - 1.20%

Fulcrum Fees, Generally. A fulcrum fee basically has two parts -  the base fee and the performance fee.  In a typical fulcrum fee arrangement, the base fee is the pre-determined rate at which the sub-adviser is paid when its net performance is in line with that of the fund’s benchmark.  The base fee is adjusted up or down by the performance fee, which is derived by comparing net fund performance versus that of the fund’s benchmark over a rolling twelve-month period, in accordance with pre-determined rates of adjustment. In a fulcrum fee arrangement, a sub-adviser is rewarded for out-performance or penalized for under-performance in equal measure.  Depending on a fund’s net performance versus its benchmark, the sub-adviser will receive a fee adjustment in accordance with a formula that equates a percentage of out- or under-performance to a percentage of fee increases or decreases, respectively.  This formula has matching maximum and minimum ranges in which the fees can be adjusted.  Also typical of most fulcrum fee arrangements is that there is no adjustment to the base fee in the first twelve months.  In addition, most fulcrum fees employ a “null zone” around the base fee, whereby very small differences in performance versus the benchmark will not trigger a fee increase or decrease.   The basic idea of a fulcrum fee is that when fund performance is bad, the adviser or sub-adviser should sacrifice some of its fee, and when fund performance is good, the fee will increase while still permitting shareholders to reap most of the profit.

Under a fulcrum fee arrangement, it is possible that a fund could pay a sub-adviser more than the Base Fee, even though the performance of both the fund and the fund's benchmark is negative. This situation may occur when the decline in the performance of the benchmark is greater than the decline in the fund's net performance. In no event will sub-advisory fees be more than the maximum indicated in the above table.

The Fulcrum Fee Calculation Methodology for the Dunham Funds Sub-Advisers. In a typical fulcrum fee arrangement, the base fee is not adjusted during the first twelve months.  However, under each Dunham Fund’s sub-advisory agreement, the performance adjustment to the base fee is calculated daily during the first twelve months, based on the average net assets of the Fund from inception of the contract to date, and the comparative performance of the Fund (Fund performance will be based on Class N share performance) to its Benchmark from inception of the contract to date, on the day of calculation.  In this manner, performance counts from the very first day of each sub-advisory agreement.

Each Fund’s fulcrum fee will be calculated using an annual base sub-advisory fee of a specified amount of the average daily net assets of the Fund (the “Base Fee”), adjusted by the Fund’s performance over a rolling twelve-month period (or, during the first twelve months, as described above), relative to the Fund’s benchmark (the “Performance Fee”).   Depending on the particular sub-advisory agreement, the Performance Fee can adjust the Base Fee up or down by as much as 100% of the Base Fee, such that the sub-advisory fee can vary anywhere from 0.00% (the “Minimum Fee”) to twice the Base Fee (the “Maximum Fee”).  In addition, certain sub-advisors have agreed to waive a portion of their overall fees during an initial period of either one year or eighteen months.  Sub-advisers can not waive more than they earn and will never be in a position to owe money to the Funds; i.e., if the fee earned is equal to or less than the waiver, then the sub-adviser will receive no payment, nor will the sub-adviser owe money to the Fund.

During the first twelve months of each Fund’s sub-advisory agreement, the Fund will accrue, on a daily basis, the Base Fee adjusted by the Performance Fee, as described in the preceding paragraph (the “Fulcrum Fee”).  However, because each such sub-advisory agreement requires that the sub-adviser be paid out only the monthly Minimum Fee during the first year (in most cases, 0.00%), the sub-adviser in most cases will receive no compensation until the end of the first year.  At the end of the first year of the contract, the sub-adviser will be paid a lump sum that reflects the accrued Fulcrum Fee over the year, less any Minimum Fees paid out during the first year.  Therefore, in the first year, the proposed fulcrum fee methodology will have three elements: 1) daily calculation of the Performance Fee and daily accrual of the Fulcrum Fee; 2) monthly payment of the Minimum Fee only (if any); and 3) a lump sum payment at the end of the initial 12 month period of the accrued Fulcrum Fee less the Minimum Fee.  Beginning with the thirteenth month of operation under each sub-advisory agreement, the entire sub-advisory fee will be calculated daily and paid monthly based on the Fund’s average daily net assets and performance versus the benchmark over the prior rolling twelve-month period.  In other words, after the initial twelve-month period, each Fund’s fulcrum fee arrangement will become typical of such arrangements in the mutual fund industry.

The following example illustrates the fulcrum fee methodology employed in each sub-advisory agreement.  In the example, the Base Fee is 0.50% with a Performance Fee of plus or minus 0.50%; thus, the Maximum Fee is 1.00% and the Minimum Fee is 0.00%.  In addition, the example shows a null zone of plus or minus 0.25%, and the sub-advisory fee moving (after clearing the null zone) at a rate of approximately 0.01% for each 0.05% of outperformance of the benchmark.  Each of these Fees/factors/rates/amounts will vary with each sub-advisory agreement.

SAMPLE SUB-ADVISORY FEE TABLE

Cumulative 12-Month Return	Performance Fee Adjustment	Total Fee Payable to Sub-Adviser
Plus or Minus Return of Index	Plus or Minus Base Fee (0.50%)	If Plus	If Minus
2.50% or more	0.50%	1.000%	0.000%
2.35%	0.47%	0.970%	0.030%
2.20%	0.44%	0.940%	0.060%
2.05%	0.41%	0.910%	0.090%
1.90%	0.38%	0.880%	0.120%
1.75%	0.35%	0.850%	0.150%
1.60%	0.32%	0.820%	0.180%
1.45%	0.29%	0.790%	0.210%
1.30%	0.26%	0.760%	0.240%
1.15%	0.23%	0.730%	0.270%
1.00%	0.20%	0.700%	0.300%
0.85%	0.17%	0.670%	0.330%
0.70%	0.14%	0.640%	0.360%
0.55%	0.11%	0.610%	0.390%
0.40%	0.08%	0.580%	0.420%
0.26%	0.05%	0.552%	0.448%
0.25%	NULL ZONE	0.500%	0.500%
EVEN WITH INDEX	BASE FEE	0.500%	0.500%

Dunham Asset Allocation Program: The Adviser is the sponsor of the Dunham Asset Allocation Program ("Program"), an advisory wrap program using the Dunham Funds. The Program may be used by financial advisors to diversify client portfolios among the various asset classes represented by the Funds. The Adviser takes a portion of the revenues it receives from the Program and reimburses certain non-affiliated financial advisors for their product marketing and business development efforts. These reimbursements are from 5 to 25 basis points a year, depending on the dollar amount of client assets in various Dunham offerings.  The Adviser also sponsors due diligence trips and conferences designed to enhance the financial advisor's understanding of the offerings. Certain costs associated with attendance at these meetings may be paid by the Adviser.

The Adviser also supports industry conferences and sponsors educational events attended by clients of the financial advisors as well as the financial advisors themselves.

Sub-Advisers

The following sets forth information about each of the Sub-Advisers and Portfolio Managers:

Dunham Corporate/Government Bond Fund

SCM Advisors LLC (“SCM”), an investment management firm located at 909 Montgomery Street, 5th Floor, San Francisco, California, 94133, founded in 1989, serves as the Sub-Adviser to the Dunham Corporate/Government Bond Fund.  Phoenix Investment Partners, Ltd. Owns 100% of SCM.  As of [                  ], SCM had approximately $[   ] billion in assets under management for a national and international client base including individuals and institutions.

SCM’s investment process consists of analyzing and evaluating the entire spectrum of fixed-income securities.  Portfolio duration is targeted in narrow bands around fixed-income benchmark duration.  Returns are enhanced by inclusion of the non-investment grade and/or non-U.S. securities on an opportunistic basis.  The selection of individual securities for purchase or sale is dependent on both internal research and analysis of published data.  Value is added in four ways: disciplined interest rate anticipation, sector rotation, issue selection and trading opportunities.

The Dunham Corporate/Government Bond Fund is managed by a management team consisting of portfolio managers and analysts. The member of the team who is primarily responsible for the day-to-day management of the Fund is Albert Gutierrez.

Albert Gutierrez, CFA, CIO

Chief Investment Officer, Fixed Income

Prior to joining SCM as Chief Investment Officer of Fixed Income Assets, Mr. Gutierrez headed portfolio management, trading and investment systems at American General Investment Management where he was responsible for $75 billion in client assets.  He held a similar role at Conseco Capital for twelve years prior to that assignment.  His portfolio management experience is broad, and includes total rate of return mandates in all fixed-income sectors, collateralized debt obligations, and specialized and structured mandates.  He began his career on Wall Street, where he held successive roles in credit research, systems design and trading. Mr. Gutierrez holds a degree in Economics from the Wharton School and is a Chartered Financial Analyst.

Dunham High-Yield Bond Fund

PENN Capital Management Co., Inc., The Libertyview Building, Suite 210, 457 Haddonfield Road, Cherry Hill, NJ 08002, serves as the Sub-Adviser for the Dunham High Yield Bond Fund.  PENN’s core business is fundamental, bottom-up research on the universe of high yield and small capitalization companies.  PENN’s twelve-member investment team is responsible for understanding a company’s entire capital structure. The style seeks to preserve investors’ principal, while providing a high level of current income. The style invests primarily in single-B rated high yield bonds, consisting of 100% cash-paying, publicly-traded corporate bonds with a preference for senior debt in a corporation’s capital structure. The style will also seek undervalued high yield bonds for potential gains based on capital appreciation. The style intends to preserve capital by limiting downside risk through the detection of significant negative changes in the future operating cash flow levels of issuers before such risk is fully reflected in the price of securities. PENN maintains a discipline of selling a security if it falls 10% from cost, liquidity permitting. As of [                  ], PENN had approximately $[   ] billion under management.  Bond selection for the Dunham High-Yield Bond Fund is made by a team that consists of portfolio managers and analysts. The members of the team who are jointly and primarily responsible for the day-to-day management of the Dunham High-Yield Bond Fund are Richard A. Hocker and J. Paulo Silva.

Richard A. Hocker, CIO

Founder and Chief Investment Officer

Mr. Hocker serves as the Chief Investment Officer of PENN Capital Management. Mr. Hocker has over 30 years of institutional investment experience .. Since inception of the firm in November 1987, Mr. Hocker has served as Chief Investment Officer and Senior Portfolio Manager guiding policy development and the future direction of PENN’s high yield bond and equity strategies. Additionally, Mr. Hocker is a member of the Executive Committee and Chairman of the Investment Committee.

J. Paulo Silva, CFA

Portfolio Manager and Principal

J. Paulo Silva joined PENN Capital Management as a research analyst in June 2002, and was promoted to portfolio manager and principal in 2004. As a Portfolio Manager at PENN, Paulo’s responsibilities include covering Healthcare, Automotive, Technology, Chemicals, and Industrials.

Dunham Appreciation & Income Fund

Calamos® Advisors LLC (“Calamos”), 2020 Calamos Court, Naperville, Illinois, 60563, is the Sub-Adviser to the Dunham Appreciation & Income Fund.  Calamos and its predecessor companies have specialized in security research and money management since 1977.  Calamos managed approximately $[   ] billion as of [                 ].

Calamos invests primarily in a diversified portfolio of convertible, equity and fixed-income securities.  Calamos research/investment process consists of four major steps: credit analysis, equity analysis, convertible analysis and overall portfolio analysis.  Focusing on the main value drivers in the marketplace, most notably, long-term sustainable earning power and cash flow return on capital, the management team strives to create a portfolio with a reasonable risk/reward trade-off.

Stock selection for the Dunham Appreciation & Income Fund is made by a team that consists of portfolio managers and analysts. The members of the team who are jointly and primarily responsible for the day-to-day management of the Dunham Appreciation & Income Fund are co-Chief Investment Officers John P. Calamos, Sr. and Nick P. Calamos, CFA.

John P. Calamos, Sr.

Chairman, CEO, President and Co-Chief Investment Officer

Mr . Calamos founded Calamos in 1977.  He specializes in investment research and portfolio management of convertible securities, using convertibles and hedging techniques designed to control risk and stabilize the asset base during volatile market periods.

Nick P. Calamos, CFA

Sr. EVP, Head of Investments and Co-Chief Investment Officer

Mr . Calamos oversees research and portfolio management for Calamos.  Since joining Calamos in 1983, his experience has centered on convertible securities investment.   He has been instrumental in developing the Calamos Convertible Research System (CCRS), a sophisticated, proprietary research system that monitors and scans the entire convertible market for the best available investment opportunities.

Dunham Large Cap Value Fund

C.S. McKee, L.P., a 100% employee owned firm located at One Gateway Center, 8th Floor, Pittsburgh, Pennsylvania, 15222, founded in 1931, serves as the Sub-Adviser to the Dunham Large Cap Value Fund.  A team of six individuals averaging over 15 years of investment experience makes investment decisions.  As of [                   ], C.S. McKee, L.P. had approximately $[     ] billion in assets under management.

C.S. McKee, L.P. uses an active bottom-up stock selection process for investing in large cap value stocks, emphasizing those believed to be statistically undervalued while exhibiting attractive earnings dynamics.  The firm’s analysts screen each industry using a combination of fundamental, technical, and risk assessment models.

Stock selection for the Dunham Large Cap Value Fund is made by a team that consists of portfolio managers and analysts. The members of the team who are jointly and primarily responsible for the day-to-day management of the Dunham Large Cap Fund are Gregory M. Melvin and Robert A. McGee.

Gregory M. Melvin, CFA, CFP

Executive Vice President and Chief Investment Officer

Mr. Melvin, who joined C.S. McKee in 2000, is the Chairman of the Investment Policy Committee.  He has the overall responsibility for client portfolios and the investment process at C.S. McKee.

Robert A. McGee, CFA

Senior Vice President and Portfolio Manager, Equities

Mr. McGee joined C.S. McKee in 2000 ..  He is responsible for portfolio management of core and value equity portfolios.

Dunham Real Estate Stock Fund

Ten Asset Management, Inc. (Ten) located at 171 Saxony Road, Suite 105, Encinitas, CA 92024, is a California Corporation founded in the year 2004. Ten had approximately $370 million in assets under management as of August 30, 2006. Ten is an active investment manager focusing on investing using a systematic controlled process that is based upon sound economic principles.  The firm manages assets in the long equity area and the long/short equity space. Additionally, Ten’s founding members have experience working with one another, as the three executives who founded the firm previously served as principals at a prior company.

Robert Zimmer

Primary Portfolio Manager

Robert Zimmer serves as the lead portfolio manager for the Dunham Real Estate Stock Fund and is primarily responsible for the day-to-day investment decisions of the Fund.   Mr. Zimmer co-founded Ten Asset Management, Inc. in December, 2004, came to Ten from Freeman Associates where he began his career, and most recently served as Senior Vice President of portfolio management. Mr. Zimmer was responsible for overall portfolio constructions and implementation. Additionally he executed numerous client projects in areas including customized solutions, risk budgeting and asset allocation.

John Cuthbertson, Ph.D., CFA

Associate Portfolio Manager & Analyst

Dr. Cuthbertson assists Mr. Zimmer in managing the Dunham Real Estate Stock Fund’s portfolio. His responsibilities at Ten Asset Management include strategy engineering, development, portfolio optimization, attribution analysis and the oversight of all ongoing research. He develops and evaluates potential indicators of future stock performance using historical simulation of strategies and statistical analysis, etc. He is responsible for the overall development and integration of Ten’s optimized portfolio selection system.   From 1996 to _____, Dr. Cuthbertson worked at Investment Research Company serving as Vice President and Senior Research Analyst, responsible for fundamental research.

Dunham International Stock Fund

Neuberger Berman Management Inc. (“NB”), located at 605 Third Avenue, New York, New York 10158, is the Sub-Adviser to the Dunham International Stock Fund.  NB is a New York corporation and a wholly owned subsidiary of Neuberger Berman Inc., also a New York corporation, which, in turn, is a wholly-owned subsidiary of Lehman Brothers Holdings Inc., located at 745 Seventh Avenue, New York, NY 10019.  NB had approximately  $[      ] billion in assets under management as of [              ].  NB manages equity, fixed income, tax-free and money market mutual funds, including the Neuberger Berman International Fund, which is an all-cap value fund, with an investment objective of long-term capital growth.

NB invests primarily in developed foreign markets using a value-oriented investment approach. NB uses a decision process that includes segmenting over 7,000 companies into industry groups.  Through detailed bottom-up analysis, NB identifies quality companies that are undervalued relative to their global peers.  Using on-going rigorous fundamental analysis, NB attempts to identify the best opportunities and constructs a portfolio based on strict buy and sell targets.

Mr. Benjamin Segal is primarily responsible for the day-to-day management of the Dunham International Stock Fund

Benjamin Segal

Managing Director, Vice President, and Portfolio Manager

Benjamin Segal joined the firm in 1999 and has been the manager since November 2003. Prior to that he was a co-manager since 2000.

Dunham Small Cap Value Fund

Denver Investment Advisors LLC (“DIA”) located at Seventeenth Street Plaza, 1225 17th Street, 26th Floor, Denver CO 80202, is a Colorado limited liability company and the Sub-Adviser to the Dunham Small Cap Value Fund.  DIA had approximately $7.8 billion in assets under management as of June 30, 2006.  DIA uses a fundamental bottom-up stock selection approach with an investment horizon of 3-5 years.  The key premise under which the Value Team operates is that a company’s market value is ultimately determined by its creation or destruction of economic wealth.  DIA believes its small-cap value investment approach has the potential to achieve superior long-term, risk-adjusted returns because: 1) DIA focuses on small-cap dividend-paying securities, which outperform small-cap non-dividend-paying equities over the long-term, 2) a value and dividend-paying emphasis reduces portfolio risk, and 3) the inefficiencies within the small-cap arena create frequent valuation discrepancies which can be exploited.

Security selection for the Dunham Small Cap Value Fund is made by a team that consists of portfolio managers and analysts.  The members of the DIA team who are jointly and primarily responsible for the day-to-day management of the Dunham Small Cap Value Fund are Kris B. Herrick, CFA and Troy Dayton, CFA.

Kris B. Herrick, CFA

Partner, Director of Value Research ..  Mr. Herrick has been a Director of Value Research at DIA since November 2000 ..

Dean A. Graves, CFA

Partner, Portfolio Manager .. Mr. Graves has been a portfolio manager with DIA ( and its predecessor organizations) since 1994 ..

Troy Dayton, CFA

Partner, Portfolio Manager/Senior Research Analyst .. Mr. Dayton has been a portfolio manager and analyst with DIA since May 2002 ..

Mark M. Adelmann, C.P.A., CFA

Partner, Senior Research Analyst, 1995 to Present; BS - Oral Roberts University; Member, DSSA; Member, American Institute of CPAs (AICPA) ..  Mr. Adelmann joined DIA in 1995 and is a senior research analyst.

Derek R. Anguilm, CFA

Partner, Senior Research Analyst. Mr. Anguilm joined DIA in 2000 as is a senior research analyst.

Maia Babbs, CFA

Research Analyst. Mr. Babbs joined DIA in 2004 and is a research analyst.  From January 2003 to August 2004, he was a senior associate with Green Manning & Bunch LTD.

Dunham Large Cap Growth Fund

Rigel Capital, LLC (“RC”), located at 3930 Two Union Square, 601 Union Street, Seattle, WA  98101, is a Delaware Limited Liability Corporation founded in 1998.  RC had approximately $[     ] billion in Large Cap Growth Assets under management as of [                   ].  RC manages equity investments, primarily for high net worth individuals, pension and profit sharing plans, banks, other institutional investors, hedge funds and mutual funds.  RC has an eight-member Large Cap Growth Team, with over 130 years’ combined industry experience.  RC does not have an affiliated broker dealer but may direct brokerage commissions to unaffiliated broker/dealers and receive research through said broker/dealers paid for by soft dollars.  Any such commissions and soft dollar payments will conform to the federal securities laws and will be reported quarterly to the Board.  RC has a best execution committee to deal with broker selection.

Security selection for the Dunham Large Cap Growth Fund is made by a team that consists of portfolio managers and analysts.  The members of the RC team who are jointly and primarily responsible for the day-to-day management of the Dunham Large Cap Growth Fund are George B. Kauffman, and John Corby.

George B. Kauffman  - As a participant in the two -person investment leadership team, George B. Kauffman is a founder and the Chief Investment Officer, and oversees the Investment Center activities for RC since 1998.

John Corby - As a participant in the two -person investment leadership team, John Corby plays a leadership role in RC's risk control and quantitative screening.  Mr. Corby joined RC in June 2004 and is an Executive Vice President and Chief Risk Control Officer.  Before joining RC , Mr. Corby spent 17 years at Provident Investment Counsel where his most recent position was Managing Director.

Linda C. Olson is a member of the Rigel Investment Center team and a Senior Vice President ..  From  to    ,  Ms. Olson worked for Bank of America as a Portfolio Manager.

Richard N. Stice is a member of Rigel’s Investment Center team.  Mr. Stice is a Vice President and responsible for quantitative and fundamental research and analytics as part of the Portfolio Management Team. From       to      , he was senior associate director of equity research at Standard & Poor’s focusing on the Technology sector ..

Jeff L. Schmidt provides quantitative and fundamental research and analytical support within the Rigel Investment Center. He also supports RC's trading effort, and is responsible for implementing ongoing enhancements and integration to RC's investment-related software and systems. Mr. Schmidt interned and worked part-time in Rigel's Investment Center for 2 years beginning in June 2004 before joining as a permanent employee in mid-2004.

Jeffrey B. Kauffman is a member of the RC Investment Center team. Mr. Kauffman is a Vice President and has responsibilities for investment and statistical research and analyses in support of RC's portfolio management activities. Mr. Kauffman joined RC in September 1998.

Alexander S. Frink is a Vice President and leads RC's trading effort, as the senior trader responsible for RC’s trading effort and strategy since February 2006.  Before Joining RC in      , Mr. Frink spent 10 years at Merrill Lynch where his most recent position was First Vice President.

Dunham Small Cap Growth Fund

Pier Capital, LLC (“Pier Capital”), 263 Tresser Blvd., 10th Floor, Stamford, Connecticut, 06901, established in 1987, serves as the Sub-Adviser to the Dunham Small Cap Growth Fund.  Pier Capital, formerly known as SEB Asset Management America Inc. (SEB), had $[      ] million in assets under management as of [                         ].

Pier Capital focuses on small cap growth companies with a market capitalization typically in the $100 million to $2 billion range that exhibit a long-term sustainable business model.  Companies in the portfolio are generally exhibit: (i) strong company financials, (ii) some level of barrier to entry, and (iii) focused management.  Targeted companies are expected to grow top and bottom-line at 15% or more for the next several years.  Pier Capital expects to invest in these companies at a discount to their growth rate.

Stock selection for the Dunham Small Cap Growth Fund is made by a team that consists of portfolio managers and analysts. The members of the team who are jointly and primarily responsible for the day-to-day management of the Dunham Small Cap Growth Fund are Jan. E. Parsons and Vinay Ved.

Jan E. Parsons

Partner, Chief Investment Officer

Mr. Parsons has been with Pier Capital, formerly SEB, since 1987 as the Chief Equity Investment Officer.

Vinay Ved

Partner, Chief Portfolio Manager

Mr. Ved joined Pier Capital, formerly SEB, in 1994, as Senior Investment Manager.

Dunham Emerging Markets Stock Fund

Van Eck Associates Corporation (“Van Eck”), 99 Park Avenue, 8th Floor, New York, New York, 10016, serves as the Sub-Adviser to the Dunham Emerging Markets Stock Fund.  Van Eck is a privately owned company.  As of [                      ], Van Eck had approximately $[    ] billion in assets under management.

Van Eck invests in emerging markets stocks located primarily in Latin America, Asia (excluding Japan), Eastern Europe and Africa.  Van Eck uses a “growth at a reasonable price” approach to investing.  The companies in the portfolio are projected to have a higher return on equity relative to that of similar companies.  Van Eck uses a top-down approach for regional asset allocation to help control risk.  A bottom-up approach is then used to find stocks with projected high, sustainable growth rates that are trading at reasonable valuation levels.

Mr. David A. Semple is primarily responsible for the day-to-day management of the Dunham Emerging Markets Stock Fund.

David A. Semple

Portfolio Manager, Director

Mr. Semple joined Van Eck in 1998 as the Director of International Equity. He is also portfolio manager of other mutual funds advised by Van Eck , and a member of several of Van Eck’s investment management teams. Mr. Semple additionally serves as an adviser on Van Eck Multi-Strategy Partners, LP, through Van Eck Absolute Return Advisers, Corp., a hedge fund adviser wholly owned by Van Eck ..

Portfolio Managers

The Funds’ SAI provides additional information about the portfolio managers’ compensation structure, other accounts managed by the portfolio managers and the portfolio managers’ ownership of securities in the Funds.

Valuation of Fund Shares

Each Fund’s net asset value (“NAV”) for each class of shares is calculated on each day that the New York Stock Exchange is open.  The NAV is the value of a single share of a Fund.  The NAV is calculated for each Fund at the close of business of the New York Stock Exchange, normally 4:00 p.m. Eastern time.  The NAV is determined by subtracting the total of a Fund’s liabilities from its total assets and dividing the remainder by the number of shares outstanding.  The value of a Fund’s total assets is generally based on the market value of the securities that the Fund holds.  Fund portfolio securities, which are traded on a national securities exchange, are valued at the last quoted sale price.  NASDAQ traded securities are valued using the NASDAQ official closing price (NOCP).  Certain short-term securities are valued on the basis of amortized cost. If market values are not available, the Adviser will determine the fair value of securities using procedures that the Board of Trustees has approved.  The Adviser also may fair value securities whose values may be materially affected by events occurring after the closing of a foreign market but before the close of business of the New York Stock Exchange.  In some cases, particularly with thinly traded securities like small cap stocks and junk bonds, the Adviser may determine that a price is stale.  In those circumstances where a security’s price is not considered to be market indicative, the security’s valuation may differ from an available market quotation.

The securities markets on which the foreign securities owned by a Fund trade may be open on days that the Fund does not calculate its NAV and thus the value of a Fund’s shares may change on days when shareholders are not able to purchase or redeem shares of the Fund.  In computing the NAV of each Fund, a Fund will value any foreign securities held at the closing price on the exchange on which they are traded or if the close of the foreign exchange occurs after 4:00 p.m. Eastern time, a snapshot price will be used.  Prices of foreign securities quoted in foreign currencies are translated into U.S. dollars at the London market close.  Occasionally, events that affect these values and exchange rates may occur after the close of the exchange on which such securities are traded.  If such events materially affect the value of a Fund’s securities, these securities may be valued at their fair value pursuant to procedures adopted by the Trust’s Board of Trustees.

FREQUENT PURCHASES AND REDEMPTIONS OF FUND SHARES

The Board of Trustees of the Trust has adopted policies and procedures with respect to frequent purchases and redemptions of Fund shares by Fund shareholders and discourages market timing. Market timing is an investment strategy using frequent purchases, redemptions and/or exchanges in an attempt to profit from short-term market movements. Market timing may disrupt portfolio management strategies and hurt Fund performance. Such practices may dilute the value of Fund shares, interfere with the efficient management of a Fund’s investments and increase brokerage and administrative costs. A Fund may reject purchase orders or temporarily or permanently revoke exchange privileges if there is reason to believe that an investor is engaging in market timing activities.

An investor’s exchange privilege or right to purchase additional shares may be revoked if the redemption or exchange activity is considered excessive.  A Fund may accept redemptions and exchanges in excess of the above guidelines if it believes that granting such exceptions is in the best interest of the Fund and the redemption or exchange is not part of a market timing strategy.

It is a violation of policy for an officer or Trustee of the Trust to knowingly facilitate a mutual fund purchase, redemption or exchange where the shareholder executing the transaction is engaged in any activity which violates the terms of the Funds’ Prospectus or SAI, and/or is considered not to be in the best interests of the Fund or its other shareholders.

Each Fund will apply these policies and procedures uniformly to all Fund shareholders. Although each Fund intends to deter market timing, there is no assurance that it will be able to identify and eliminate all market timers.  For example, certain accounts called “omnibus accounts” include multiple shareholders.  Omnibus accounts typically provide a Fund with a net purchase or redemption request on any given day where purchasers of Fund shares and redeemers of Fund shares are netted against one another and the identities of individual purchasers and redeemers whose orders are aggregated are not known by the Fund.  The netting effect often makes it more difficult for a Fund to detect market timing, and there can be no assurance that the Fund will be able to do so.

We reserve the right to modify our policies and procedures at any time without prior notice as we deem in our sole discretion to be in the best interest of Fund shareholders, or to comply with state or Federal requirements.

Your Account

Types of Account Ownership

You may buy shares of a Fund at the Fund’s NAV, next determined after you place your order.  If you are making an initial investment in the Funds, you will need to open an account.  You may establish the following types of accounts:  Individual or Joint Ownership, Custodial, Trust, Corporation, Partnerships or Other Legal Entities.

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Individual or Joint Ownership.  One person owns an individual account while two or more people own a joint account.  We will treat each individual owner of a joint account as authorized to give instructions on purchases, sales and exchanges of shares without notice to the other owners.  However, we will require each owner’s medallion signature guarantee for any transaction requiring a medallion signature guarantee.

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Custodial Accounts.  A Custodian maintains a Uniform Gifts to Minors Act (UGMA) or Uniform Transfers to Minors Act (UTMA) account for the benefit of a minor.  To open an UGMA or UTMA account, you must include the minor’s social security number on the application.

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Trust.  A trust can open an account.  You must include the name of each trustee, the name of the trust and the date of the trust agreement on the application.

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Business Accounts.  Corporations, partnerships and other legal entities also may open an account.  A general partner of the partnership or an authorized officer of the corporation or other legal entity must sign the application and resolution form.

Tax-Deferred Accounts

If you are eligible, you may set up one or more tax-deferred accounts.  A tax-deferred account allows you to shelter your investment income and capital gains from current income taxes.  A contribution to certain of these plans also may be tax deductible.  The types of tax-deferred accounts that may be opened are described below.  Investors should consult their tax adviser or legal counsel before selecting a tax-deferred account.

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Investing for Your Retirement. If you are eligible, you may set up your account under an Individual Retirement Account (IRA) or Roth IRA, Rollover IRA, SEP-IRA, SIMPLE IRA, Keogh Account, or other retirement plan.  Your financial consultant can help you determine if you are eligible.  Distributions from these plans may be subject to income tax and to an additional tax if withdrawn prior to age 59 1/2 or used for a nonqualifying spouse.

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Traditional and Roth IRAs. Both IRAs allow most individuals with earned income to contribute up to the lesser of $4,000 or 100% of compensation in 2007.  In addition, IRA holders’ age 50 or older may contribute $1,000 more than these limits in 2007.

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Simplified Employee Pension Plan (SEP). This plan allows small business owners (including sole proprietors) to make tax-deductible contributions for themselves and any eligible employee(s).  A SEP requires an IRA (a SEP-IRA) to be set up for each SEP participant.

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Profit Sharing or Money Purchase Pension Plan. These plans are open to corporations, partnerships and small business owners (including sole proprietors) to benefit their employees and themselves.

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Coverdell Education Savings Account. This plan allows individuals, subject to certain income limitations, to contribute up to $2,000 annually on behalf of any child under the age of 18.  Contributions are also allowed on behalf of children with special needs beyond age 18.  Distributions are generally subject to income tax if not used for qualified education expenses.

Purchasing Fund Shares

Receipt of Orders

Shares may only be purchased on days the Funds are open for business.  Each Fund may authorize one or more broker/dealers to accept, on its behalf, purchase and redemption orders that are in good order.  In addition, these broker/dealers may designate other financial intermediaries to accept purchase and redemption orders on the Fund’s behalf.  Each Fund reserves the right to refuse any purchase requests, particularly those that would not be in the best interests of the Fund or its shareholders and could adversely affect the Fund or its operations.  This includes those from any individual or group who, in a Fund’s view, is likely to engage in, or has a history of, excessive trading.

Minimum Investments

For Class C shares, the initial minimum investment amount for regular accounts is $5,000, and for tax-deferred and certain tax efficient accounts (such as Roth IRAs) is $2,000.  The minimum subsequent investment is $100. An account fee of $15 annually will be charged for all non-retirement accounts with a balance below $2,500. The account fee will not be charged if the balance falls below $2,500 due solely to depreciation of the investment. The fee is waived if your total investment amount in all Funds combined is $50,000 or more.  There is no minimum initial investment for employee benefit plans, mutual fund platform platforms, supermarket programs, associations, and individual retirement accounts. The minimum subsequent investment in the Trust is $100 and there is no minimum subsequent investment for any Fund. The Trust reserves the right at any time to vary the initial and subsequent investment minimums.

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Methods of Buying

	TO OPEN AN ACCOUNT	TO ADD TO AN EXISTING ACCOUNT
By Telephone

You may not use telephone transactions for your initial purchase of a Fund’s shares. If you have elected “Telephone Privileges” on a Fund, you may call that Fund (toll-free) at 1-888-3DUNHAM (338-6426) to request an exchange into another Fund. (Note: For security reasons, requests by telephone will be recorded.)

See “Exchanging Shares.”

If you have elected “Telephone Privileges” by completing the applicable section of the Account Application Form, call the Fund (toll-free) at 1-888-3DUNHAM (338-6426) to place your order.  You will then be able to move money from your bank account to your Fund account upon request.  Only bank accounts held at domestic institutions that are Automated Clearing House (“ACH”) members may be used for telephone transactions.  The minimum telephone purchase is $100.

By Mail

Make your check payable to “Dunham Funds.” Forward the check and your application to the address below.  No third party checks will be accepted.  If your check is returned for any reason, a $25 fee will be assessed against your account.

By Regular Mail/Overnight Delivery: Dunham Funds

c/o Gemini Fund Services, LLC

4020 South 147th Street, Suite 2

Omaha, NE 68137

NOTE:  The Funds do not accept cash, money orders, third party checks, credit card checks, traveler’s checks, starter checks, checks drawn on non-U.S. banks outside the U.S. or other checks deemed to be high risk.  The Fund does not consider the U.S. Postal Service or other independent delivery services to be its agents.

Fill out the investment stub from an account statement, or indicate the Fund name and your account number on your check.  Make your check payable to “Dunham Funds.” Forward the check and stub to the address below:

By Regular Mail/Overnight Delivery: Dunham Funds

c/o Gemini Fund Services, LLC

4020 South 147th Street, Suite 2

Omaha, NE 68137

NOTE:  The Funds do not accept cash, money orders, third party checks, credit card checks, traveler’s checks, starter checks, checks drawn on non-U.S. banks outside the U.S. or other checks deemed to be high risk.  The Fund does not consider the U.S. Postal Service or other independent delivery services to be its agents.

By Wire

Forward your application to the address below.  Call (toll-free) 1-888-3DUNHAM (338-6426) to obtain an account number.  Wire funds using the instructions to the right.

By Regular Mail/Overnight Delivery: Dunham Funds

c/o Gemini Fund Services, LLC

4020 South 147th Street, Suite 2

Omaha, NE 68137

Notify the Fund of an incoming wire by calling (toll-free) 1-888-3DUNHAM (338-6426). Use the following instructions:

First National Bank

Omaha, NE 68102

ABA#  104000016

Credit:  “name of fund”

DDA # 110190871

FBO:   (name of Fund)

            (class)

            (name/title on the account)

            (account #)

Neither the Funds nor its agent is responsible for the consequences of delays resulting from the banking system or from incomplete wiring instructions.

Automatic Investment Plan

Open a Fund account using one of the previous methods.  If by mail, be sure to include your checking account number on the appropriate section of your application and enclose a voided check with your initial purchase application.

If you did not set up an Automatic Investment Plan with your original application, call the Funds (toll-free) at 1-888-3DUNHAM (338-6426).

Additional investments (minimum of $100) will be taken from your checking account automatically monthly or quarterly.

Through Your Financial Intermediary	You may contact your financial consultant to purchase shares. Your financial consultant can tell you the time by which you must submit your order to be processed the same day.	You may contact your financial consultant to purchase shares. Your financial consultant can tell you the time by which you must submit your order to be processed the same day.

Redemption of Shares

You have the right to sell (“redeem”) all or any part of your shares.  Selling your shares in a Fund is referred to as a “redemption” because the Fund buys back its shares.  We will redeem your shares at the net asset value next computed following receipt of your redemption request in good order.  See “Payment of Redemption Proceeds” for further information.

Methods of Redemption

Method of Redemption	Redemption Procedures
By Telephone

You may authorize redemption of some or all shares in your account with the Funds by telephoning the Funds at 1-888-3DUNHAM (338-6426) between 8:30 a.m. and 4:00 p.m. Eastern time on any day the Funds are open.

You will NOT be eligible to use the telephone redemption service if you:

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have declined or canceled your telephone investment privilege;

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wish to redeem shares valued at $50,000 or greater or if you ask us to send the redemption proceeds to an address other than the address of record or to a person other than the registered shareholder(s) for the account;

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must provide supporting legal documents such as a medallion signature guarantee for redemption requests by corporations, trusts and partnerships; or

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wish to redeem from a retirement account.

By Mail

If you are redeeming shares, you may send your

redemption request to

Dunham Funds

c/o Gemini Fund Services, LLC

4020 South 147th Street, Suite 2

Omaha, NE 68137

You must include the following information in your written request:

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a letter of instruction stating the name of the Fund, the number of shares you are redeeming, the names in which the account is registered and your account number;

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other supporting legal documents, if necessary, for redemption requests by corporations, trusts and partnerships;

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a medallion signature guarantee, if necessary.

Request in “Good Order”

For our mutual protection, all redemption requests must include:

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your account number

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the Fund which you are redeeming from

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the dollar or share amount of the transaction

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for mail requests, signatures of all owners EXACTLY as registered on the account and medallion signature guarantees, if required (medallion signature guarantees can be obtained at most banks, credit unions, and licensed securities brokers)

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any supporting legal documentation that may be required

Your redemption request will be processed at the next determined share price (NAV) after we have received all required information.

By Systematic Withdrawal Plan

The Funds offer shareholders a Systematic Withdrawal Plan.  Call the Fund (toll-free) at 1-888-3DUNHAM (338-6426) to obtain information on how to arrange for regular monthly or quarterly fixed withdrawal payments.  The minimum payment you may receive is $100 per period.  Note that this plan my deplete your investment and affect your income or yield.

Through Your Financial Intermediary	Consult your account agreement for information on redeeming shares.
IMPORTANT NOTE	Once we have processed your redemption request, and a confirmation number has been given, the transaction cannot be revoked.

If you invest through a third party (rather than directly with the Adviser), the policies and fees may be different than those described herein. Banks, brokers, 401(k) plans, financial advisers and financial supermarkets may charge transaction fees and may set different minimum investments or limitations on buying or selling shares. Third parties may receive payments from the Adviser in connection with their offering of Fund shares to their customers, or for other services.  The receipt of such payments could create an incentive for the third party to offer the Fund instead of other mutual funds where such payments are not received.  Please consult a representative of your plan or financial institution for further information.

Payment of Redemption Proceeds

You may request redemption of your shares at any time.  Your shares will be redeemed at the next NAV per share calculated after a Fund or its agents receive your request in Good Order.  “Good Order” means your letter of instruction includes:

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The name of the Fund

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The number of shares or the dollar amount of shares to be redeemed

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Signatures of all registered shareholders exactly as the shares are registered

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The account number

Normally, redemptions will be processed by the next business day, but may take up to seven days to be processed if making immediate payment would adversely affect the Fund.  Redemption proceeds (other than exchanges) may be delayed until money from prior purchases sufficient to cover your redemption has been received and collected.  You may receive the proceeds in one of three ways:

1.

We can mail a check to your account’s address.  Normally, you will receive your proceeds within seven days after the Fund receives your request in Good Order, however your request may take up to seven days to be processed if making immediate payment would adversely affect the Fund. Checks will not be forwarded by the Postal Service, so please notify us if your address has changed.

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We can transmit the proceeds by Electronic Funds Transfer (“EFT”) to a properly pre-authorized bank account.  The proceeds usually will arrive at your bank two banking days after we process your redemption.

3.

For a $15 fee, which will be deducted from your redemption proceed; we can transmit the proceeds by wire to a pre-authorized bank account.  The proceeds usually will arrive at your bank the first banking day after we process your redemption.

Before selling recently purchased shares, please note that if the Fund’s transfer agent has not yet collected payment for the shares you are selling, it may delay sending the proceeds until the payment is collected, which may take up to 15 calendar days from the purchase date.  This procedure is intended to protect the Funds and their shareholders from loss.

The Fund’s transfer agent will send redemption proceeds by wire or EFT only to the bank and account designated on the account application or in written instructions (with signatures guaranteed) subsequently received by the transfer agent, and only if the bank is a member of the Federal Reserve System.  If the dollar or share amount requested to be redeemed is greater than the current value of your account, your entire account balance will be redeemed.  If you choose to redeem your account in full, any Automatic Investment Plan currently in effect for the account will be terminated unless you indicate otherwise in writing and any Systematic Withdrawal Plan will be terminated.

Medallion Signature Guarantees

A medallion signature guarantee of each owner is required to redeem shares in the following situations:

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If you change ownership on your account

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When you want the redemption proceeds sent to a different address than that registered on the account

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If the proceeds are to be made payable to someone other than the account’s owner(s)

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Any redemption transmitted by federal wire transfer or EFT to a bank other than your bank of record

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If a change of address request has been received by the Transfer Agent within the last 15 days

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For all redemptions of $50,000 or more from any shareholder account

A medallion signature guarantee assures that a signature is genuine.  The medallion signature guarantee protects shareholders from unauthorized account transfers.  The following institutions may guarantee signatures: banks, savings and loan associations, trust companies, credit unions, broker-dealers, and member firms of national securities exchanges.  Call your financial institution to see if they have the ability to guarantee a signature.  A notary public cannot provide a medallion signature guarantee.

Corporate, Trust and Other Accounts

Redemption requests from corporate, trust and institutional accounts, and executors, administrators and guardians, require documents in addition to those described above evidencing the authority of the officers, trustees or others.  In order to avoid delays in processing redemption requests for these accounts, you should call the Fund (toll-free) at 1-888-3DUNHAM (338-6426) before making the redemption request to determine what additional documents are required.

Transfer of Ownership

In order to change the account registration or transfer ownership of an account, additional documents will be required.  To avoid delays in processing these requests, you should call the Funds (toll-free) at 1-888-3DUNHAM (338-6426) before making your request to determine what additional documents are required.

General Transaction Policies

The Funds reserve the right to:

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Vary or waive any minimum investment requirement.

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Refuse, change, discontinue, or temporarily suspend account services, including purchase, exchange, or telephone redemption privileges, for any reason.

•

Reject or cancel any purchase or exchange request (but not a redemption request in Good Order) for any reason.  Generally, a Fund does this if the purchase or exchange is disruptive to the efficient management of the Fund (due to the timing of the investment or an investor’s history of excessive trading).

•

Redeem all shares in your account if your balance falls below the Fund’s minimum. If, within 60 days of a Fund’s written request, you have not increased your account balance, you may be required to redeem your shares.  The Fund will not require you to redeem shares if the value of your account drops below the investment minimum due to fluctuations of NAV.

•

Delay paying redemption proceeds for up to seven days after receiving a request, if an earlier payment could adversely affect a Fund.

•

Modify or terminate the Automatic Investment and Systematic Withdrawal Plans at any time.

•

Modify or terminate the exchange privilege after 60 days written notice to shareholders.

•

Make a “redemption in kind” (a payment in portfolio securities rather than cash) if the amount you are redeeming is in excess of the lesser of (i) $250,000 or (ii) 1% of the Fund’s assets. In such cases, you may incur brokerage costs in converting these securities to cash.

•

Reject any purchase, redemption or exchange request that does not contain all required documentation.

If you elect telephone privileges on the account application or in a letter to the Funds, the Funds’ Transfer Agent will not be responsible for any loss, cost, expense, or other liability resulting from unauthorized transactions if it follows reasonable security procedures designed to verify the identity of the investor.  The Funds’ Transfer Agent may request personalized security codes or other information, and may also record calls. You should verify the accuracy of your confirmation statements upon receipt and notify the Funds’ Transfer Agent immediately of any discrepancies in your account activity. If you do not want the ability to sell and exchange by telephone, call the Fund (toll-free) at

 1-888-3DUNHAM (338-6426) for instructions.

If you place an order to buy shares and your payment is not received and collected, your purchase may be canceled and you could be liable for any losses or fees the Funds or the Funds’ transfer agent has incurred.

During periods of significant economic or market change, telephone transactions may be difficult to complete.  If you are unable to contact the Funds by telephone, you also may mail the request to the Funds at the address listed under “Methods of Buying.”

In an effort to minimize costs, the Funds will start reducing the number of duplicate prospectuses, annual and semi-annual reports you receive by sending only one copy of each to those addresses shared by two or more accounts.  Call toll-free at 1-888-3DUNHAM (338-6426) to request individual copies of these documents.  The Funds will begin sending individual copies thirty days after receiving your request.  This policy does not apply to account statements.

Your broker/dealer or other financial organization may establish policies that differ from those of the Funds.  For example, the organization may charge transaction fees, set higher minimum investments, or impose certain limitations on buying or selling shares in addition to those identified in this prospectus.  Contact your broker/dealer or other financial organization for details.

Exchanging Shares

Exchange Privilege

Shares of a Fund may be exchanged without payment of any exchange fee for shares of another Fund of the same Class at their respective net asset values.

An exchange of shares is treated for federal income tax purposes as a redemption (sale) of shares given in exchange by the shareholder, and an exchanging shareholder may, therefore, realize a taxable gain or loss in connection with the exchange.  The exchange privilege is available to shareholders residing in any state in which Fund shares being acquired may be legally sold.

The Funds’ Adviser reserves the right to reject any exchange request and the exchange privilege may be modified or terminated upon notice to shareholders in accordance with applicable rules adopted by the SEC.

With regard to redemptions and exchanges made by telephone, Dunham & Associates Investment Counsel, Inc. (or the “Distributor”) and the Funds’ Transfer Agent will request personal or other identifying information to confirm that the instructions received from shareholders or their account representatives are genuine.  Calls may be recorded.  If our lines are busy or you are otherwise unable to reach us by phone, you may wish to ask your investment representative for assistance or send us written instructions, as described elsewhere in this prospectus.  For your protection, we may delay a transaction or not implement one if we are not reasonably satisfied that the instructions are genuine.  If this occurs, we will not be liable for any loss.  The Distributor and the Transfer Agent also will not be liable for any losses if they follow instructions by phone that they reasonably believe are genuine or if an investor is unable to execute a transaction by phone.

Limitations on Exchanges

The Funds believe that use of the exchange privilege by investors utilizing market-timing strategies adversely affects the Funds and their shareholders.  Therefore, the Funds generally will not honor requests for exchanges by shareholders who identify themselves or are identified as “market timers.”  Market timers are investors who repeatedly make exchanges within a short period of time.  The Funds reserve the right to suspend, limit or terminate the exchange privilege of any investor who uses the exchange privilege more than six times during any twelve month period, or, in the Funds’ opinion, engages in excessive trading that would be disadvantageous to the Funds or their shareholders.  In those emergency circumstances wherein the SEC authorizes funds to do so, the Funds reserve the right to change or temporarily suspend the exchange privilege.

Anti-Money Laundering and Customer Identification Programs

The USA Patriot Act requires financial institutions, including the Funds, to adopt certain policies and programs to prevent money-laundering activities, including procedures to verify the identity of customers opening new accounts.  When completing a new Application Form, you will be required to supply the Funds with information, such as your taxpayer identification number, that will assist the Funds in verifying your identity.  As required by law, the Funds may employ various procedures, such as comparing the information to fraud databases or requesting additional information or documentation from you, to ensure that the information supplied by you is correct.

When opening an account for a foreign business, enterprise or non-U.S. person that does not have an identification number, we require alternative government – issued documentation certifying the existence of the person, business or enterprise.

Distribution of Fund Shares

Distributor

In addition to serving as Adviser to the Funds, Dunham & Associates Investment Counsel, Inc. serves as distributor of the shares of the Funds.  Dunham & Associates Investment Counsel, Inc. is a registered broker-dealer and member of the National Association of Securities Dealers, Inc.  Shares of the Funds are offered on a continuous basis.

Plan of Distribution

With respect to each Fund’s Class C shares, the Board of Trustees of the Trust has adopted a Distribution Plan and Agreement pursuant to Rule 12b-1 under the 1940 Act (the “Plan”).  The Plan provides that each Fund will pay the Distributor or other entities a fee, which is accrued daily and paid monthly, at the annual rate of 0.75% for Equity Funds and 0.50% for Fixed-Income Funds of the average daily net assets attributable to Class C shares of the Funds.  In addition, up to 0.25% of average daily net assets attributable to Class C shares may be paid to the Distributor or other entities for shareholder services.  The fee is treated by each Fund as an expense in the year it is accrued.  Because the fee is paid out of each Fund’s assets attributable to Class C shares on an ongoing basis, over time the fee may increase the cost of your investment and may cost you more than paying other types of sales charges.

Additional amounts paid under the Plan are paid to the Distributor or other entities for services provided and the expenses borne by the Distributor and others in the distribution of the shares, including the payment of commissions for sales of the shares and incentive compensation to and expenses of dealers and others who engage in or support distribution of shares or who service shareholder accounts, including overhead and telephone expenses; printing and distribution of prospectuses and reports used in connection with the offering of the Funds’ Class C shares to other than current shareholders; and preparation, printing and distribution of sales literature and advertising materials.  In addition, the Distributor or other entities may utilize fees paid pursuant to the Plan to compensate dealers or other entities for their opportunity costs in advancing such amounts, which compensation would be in the form of a carrying charge on any unreimbursed expenses.

Distributions

As a shareholder, you are entitled to your share of the Funds’ net income and capital gains on its investments.  Each Fund passes substantially all of its earnings along to its investors as distributions.  When a Fund earns dividends from stocks and interest from bonds and other debt securities and distributes these earnings to shareholders, it is called a dividend.  A Fund realizes capital gains when it sells securities for a higher price than it paid.  When net long-term capital gains are distributed to shareholders, it is called a capital gain distribution.  Net short-term capital gains are considered ordinary income and are included in dividends.

Long-term vs. Short-term capital gains:

•

Long-term capital gains are realized on securities held for more than one year and are part of your capital gain distribution.

•

Short-term capital gains are realized on securities held less than one year and are part of your dividends.

The Funds distribute dividends and capital gains annually, if any.  These distributions will typically be declared in November or December and paid in November or December.  The IRS requires you to report these amounts on your income tax return for the year declared.

Dividends attributable to the net investment income of the Dunham Corporate/Government Bond Fund and Dunham High-Yield Bond Fund will be declared monthly and paid monthly.

You will receive distributions from a Fund in additional shares of the Fund unless you choose to receive your distributions in cash.  If you wish to change the way in which you receive distributions, you should call 1-888-3DUNHAM (338-6426) for instructions.

If you have elected to receive distributions in cash, and the postal or other delivery service returns your check to the Fund as undeliverable, you will not receive interest on amounts represented by the uncashed checks.

Federal Tax Considerations

Your investment will have tax consequences that you should consider.  The following tax information in the Prospectus is provided as general information. Some of the more common federal tax consequences are described here but you should consult your tax consultant about your particular situation.  Unless your investment in the Funds is through a tax-deferred retirement account, such as a 401(k) plan or IRA, you need to be aware of the possible tax consequences when a Fund makes distributions and when you sell Fund shares, including an exchange to another Fund. The following discussion is only a summary of some of the important tax considerations generally applicable to investments in the Funds and the discussion set forth herein does not constitute tax advice. For more detailed information regarding tax considerations, see the Statement of Additional Information. There may be other tax considerations applicable to particular investors. In addition, income earned through an investment in the Funds may be subject to state, local and foreign taxes.

Taxes on Distributions

You will generally be subject to federal income tax and possibly state taxes on all Fund distributions.  Your distributions will be taxed in the same manner whether you receive the distributions in cash or additional shares of the Fund.  Distributions that are derived from net long-term capital gains will generally be taxed as long-term capital gains.  All other distributions, including short-term capital gains, will be taxed as ordinary income. Under current law, certain income distributions paid by the Funds to individual taxpayers may be taxed at rates equal to those applicable to net long-term capital gains (generally, 15%, for individuals). This tax treatment applies only if certain holding period and other requirements are satisfied by the shareholder of such Fund with respect to its shares of the Fund, and the dividends are attributable to qualified dividends received by the Fund itself. For this purpose, “qualified dividends” means dividends received by a Fund from certain United States corporations and certain qualifying foreign corporations, provided that the Fund satisfies certain holding period and other requirements in respect of the stock of such corporations. The Fund sends detailed tax information to its shareholders about the amount and type of distributions by January 31st for the prior calendar year.

Taxes on Sales or Exchanges

If you redeem your shares of a Fund, or exchange them for shares of another Fund, you will be subject to tax on any taxable gain.  Your taxable gain or loss is computed by subtracting your tax basis in the shares from the redemption proceeds (in the case of a sale) or the value of the shares received (in the case of an exchange).  Because your tax basis depends on the original purchase price and on the price at which any dividends may have been reinvested, you should keep your account statements so that you or your tax preparer will be able to determine whether a sale or exchange will result in a taxable gain or loss.

Avoid “Buying a Dividend”

Unless your investment is in a tax-deferred account, you may want to avoid investing in a Fund close to the date of a distribution because you pay the full pre-distribution price for your shares and then receive part of your investment back as a taxable distribution.

Backup Withholding

By law, the Fund must withhold a portion of your taxable distributions and sales proceeds unless you:

•

Provide your correct social security or taxpayer identification number,

•

Certify that this number is correct

•

Certify that you are not subject to backup withholding, and

•

Certify that you are a U.S. person (including a U.S. resident alien).

The Fund also must withhold if the IRS instructs it to do so.  When withholding is required, the amount will be 28% of any distributions or proceeds paid.

Financial Highlights

The financial highlights table is intended to help you understand each Fund’s financial performance for the period of each Fund’s operations.  Certain information reflects financial results for a single Fund share.  The total returns in the table represent the rate that an investor would have earned (or lost) on an investment in a Fund (assuming reinvestment of all dividends and distributions).  This information for each Fund has been derived from the financial statements audited by Briggs, Bunting & Dougherty, LLP, whose report, along with the Fund’s financial statements, are included in the Predecessor Fund’s October 31, 2007 annual report, which is available upon request.

[Financial highlights to be provided by subsequent amendment.]

Privacy Policy

Privacy Statement

The Funds recognize and respect the privacy of each of their investors and their expectations for confidentiality.  The protection of investor information is of fundamental importance in our operation and we take seriously our responsibility to protect personal information.

We collect, retain and use information that assists us in providing the best service possible.  This information comes from the following sources:

•

Account applications and other required forms,

•

Written, oral electronic or telephonic communications, and

•

Transaction history from your account.

We only disclose personal nonpublic information to third parties as necessary and as permitted by law.

We restrict access to personal nonpublic information to employees, affiliates and service providers involved in servicing your account.  We require that these entities limit the use of the information provided to the purposes for which it was disclosed and as permitted by law.

We maintain physical, electronic and procedural safeguards that comply with federal standards to guard nonpublic personal information of our customers.

This Privacy Statement does not constitute part of the Prospectus.

For More Information

You may obtain the following and other information regarding the Funds free of charge:

Statement of Additional Information

The Statement of Additional Information (“SAI”) of the Funds provides more details about the Funds’ policies and management.  The Funds’ SAI is incorporated by reference into this Prospectus.

Annual and Semi-Annual Report

The annual and semi-annual reports for the Funds provide the most recent financial reports and a discussion of portfolio holdings.  The annual report contains a discussion of the market conditions and investment strategies that affected the Funds’ performance during the last fiscal year.

To receive any of these documents or additional copies of the Prospectus of the Funds or to request additional information about the Funds, please contact us.

By Telephone:

1-888-3DUNHAM (338-6426)

By Mail:

Dunham Funds

c/o Gemini Fund Services, LLC

4020 South 147th Street, Suite 2

Omaha, NE 68137

Website:

www.dunham.com

Through the SEC:

You may review and obtain copies of the Funds’ information (including the SAI) at the SEC Public Reference Room in Washington, D.C.  Please call 1-202-942-8090 for information relating to the operation of the Public Reference Room.  Reports and other information about the Funds are available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov.  Copies of the information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the Public Reference Section, Securities and Exchange Commission, Washington, D.C. 20549-0102.

Investment Manager Dunham & Associates Investment Counsel, Inc. P.O. Box 910309 San Diego, CA 92191	Fund Administrator Gemini Fund Services, LLC 450 Wireless Blvd. Hauppauge, NY 11788	Distributor Dunham & Associates Investment Counsel, Inc. P.O. Box 910309 San Diego, CA 92191
Transfer Agent Gemini Fund Services, LLC 4020 South 147th Street Omaha, NE 68137	Custodian Citibank, N.A. One Samson Street, 25th Floor San Francisco, CA 94104	Fund Counsel Thompson Hine LLP 312 Walnut Street, 14th Floor Cincinnati, OH 45202

Investment Company Act File Number 811-22153

665961.4

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